UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment 1

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Forests Global, Inc.
(Name of small business issuer in our charter)

Delaware	3089	98-0539911
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2/F, 17 Hung To Road, Kwun Tong, Kowloon Hong Kong	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone 852-2798-5769

Harvard Business Services
16192 Coastal Highway
Lewes DE 19958
302-645-7400

[Name, address and telephone number of Agent for Service]

File No.: 333-152935

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☐	Accelerated Filer ☐

Non-accelerated filer ☐	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee [2] [3]
Common Stock offered by our Selling Stockholders [4]	3,710,000	$.10	$371,000	$14.58

TOTAL	3,710,000	$.10	$371,000	$14.58

(1) In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2) Estimated in accordance with Rule 457(a) of the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee based on recent prices of private transactions.

(3) Calculated under Section 6(b) of the Securities Act of 1933 as 0.00003930 of the aggregate offering price.

(4) Represents shares of the registrant’s common stock being registered for resale that have been issued to the selling shareholders named in this registration statement.

We hereby amend this registration statement on such date or dates as may be necessary to delay our effective date until we will file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a) may determine.

PROSPECTUS

FORESTS GLOBAL, INC.
3,710,000 Shares of Common Stock

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

Prior to this offering, there has been no market for our securities. Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the Over the Counter Bulletin Board. There is no assurance that our securities will ever become qualified for quotation on the OTC Bulletin Board. There is no assurance that the selling shareholders will sell their shares or that a market for our shares will develop even if our shares are quoted on the OTC Bulletin Board.

This offering is highly speculative and these securities involve a high degree of risk and should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ________, 2008.

TABLE OF CONTENTS

SUMMARY INFORMATION	6
RISK FACTORS	9
Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.	9
Because we depend upon one of suppliers of primary raw materials, the loss of this major supplier could significantly reduce our revenues.	9
Our operating results will be subject to seasonal fluctuations, and adverse results in our third quarter will have a disproportionate impact on our results of operations for the year.	10
We depend on facilities to manufacture our products, which may be insufficiently insured against damage or loss, which could reduce the value of our assets and reduce our ability to continue our business operations and therefore adversely affect our future revenues.	10
The products and the processes we use could expose us to substantial liability, which could cause us to experience losses.	10
Because our holding company structure creates restrictions on the payment of dividends, our ability to pay dividends is limited.	10
Our operations are located in China and may be adversely affected by changes in the political and economic policies of the Chinese government, which could reduce our revenues.	11
Future inflation in China may inhibit economic activity in China which could decrease the market for our products and our revenues.	12
Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations, reducing our revenues.	12
Restrictions on currency exchange may limit our ability to receive and use our	12
revenues effectively, which could reduce our profits.	12
The value of our securities will be affected by the foreign exchange rate	13
between U.S. dollars and Renminbi, which could also lead to a reduction in our revenues.	13
We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.	13
It may be difficult for stockholders to enforce any judgment obtained in the	14
United States against us, which may limit the remedies otherwise available to	14
our stockholders.	14
We will need to raise additional capital to expand our operations in future	14
periods. If we cannot raise sufficient capital, our ability to implement our	14
business strategies and continue to expand and increase revenues will be at risk.	14
If our stock trades below $5.00 per share, and is quoted on the OTC Bulletin Board, our stock will be considered a "penny stock" which can reduce its liquidity.	14
This prospectus permits selling security holders to resell their shares. If they	15
do so, the market price for our shares may fall and purchasers of our shares may	15
be unable to resell them.	15
Our management decisions are made by William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager; if we lose their services, our revenues may be reduced.	15
Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our business.	15
Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.	15
The offering price of $0.10 per share has been arbitrarily set by our board of directors and accordingly does not indicate the actual value of our business.	16
Sales of our common stock under Rule 144 could reduce the price of our stock.	16
Investors may have difficulty in reselling their shares.	16

Because our directors own 78.36% of our outstanding common shares, they could make and control corporate decisions that may be disadvantageous to minority shareholders.	16
Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.	17
USE OF PROCEEDS	17
DETERMINATION OF OFFERING PRICE	17
DILUTION	17
SELLING SECURITY HOLDERS	18
PLAN OF DISTRIBUTION	20
LEGAL PROCEEDINGS	21
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS	22
CORPORATE GOVERNANCE	23
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	23
DESCRIPTION OF SECURITIES	25
INTEREST OF NAMED EXPERTS AND COUNSEL	25
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES	26
DESCRIPTION OF BUSINESS	26
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	32
DESCRIPTION OF PROPERTY	49
TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS	50
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	52
EXECUTIVE COMPENSATION	54
FINANCIAL STATEMENTS	55
CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	56

SUMMARY INFORMATION

You should carefully read all information in the prospectus, including the financial statements and their explanatory notes, under the Financial Statements prior to making an investment decision.

Organization

Forests Global, Inc. (“Forests Global”) was incorporated on July 12, 2006 in the State of Delaware.

We are a holding company with no direct business operations, other than ownership of our subsidiaries. We conduct all of our business in China through the following corporate structure:

•	We have a wholly-owned subsidiary, Red Triangles Group Limited (“Red Triangles”), a BVI company formed in January 2006

•	Red Triangles has a wholly-owned subsidiary, Forests Manufacturing Limited (“Forests Manufacturing”), a Hong Kong company formed in April 1999.

•	Forests Manufacturing has a wholly-owned subsidiary, Ease Dragon Holdings Limited (“Ease Dragon”), a Hong Kong subsidiary formed in 2006.

•	Ease Dragon has a wholly-owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”), a Chinese company formed in September 2007.

•	Ease Dragon and Yima own 90% and 10%, respectively, of Jian City Forest Industry Corporation Limited (“Jian City Forest”), a Chinese joint venture formed in November 2007.

Jian City Forest was structured as a joint venture of Ease Dragon, a Hong Kong company, and Yima, a Chinese company, to utilize and maximize the local Jian municipal investment incentive programs which will provide the following economic benefits:

•	More flexible rules for land use rights transfer;
•	Lower corporate tax rate; and
•	Local government support for hiring and training of factory workers.

Jian City Forest’s proposed principal activities will be the manufacture and sale of Christmas decorations. It is intended that our current production facility based in Fenggang Town, Dongguan City, Guangdong Province in PRC will be relocated to Jian City tentatively in 2009 and 2010 in two phases, and Jian City Forest will in future become our main production facility.

Our address is 2/F, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong and our telephone number is 852-2798-5769. We have a website at www.forests.com.hk. Nothing on that website is part of this prospectus.

Business

Forests Global, Inc. designs and manufactures artificial Christmas trees, wreaths, garlands and accessories. We currently offer 20,000 styles of Christmas trees and 12,000 styles of wreaths, garlands and accessories to suit our customers’ Christmas decoration needs. Through continuous product innovations, sales and marketing efforts over the years, we have been growing steadily and our production facility has been continuously upgraded and expanded. Since our establishment, our factory has been expanded to 600,000 square feet and employing staff in excess of 1,500 during the peak seasons. Our annual manufacturing capacity currently is more than 2,000 sea shipping containers.

The Offering

As of the date of this prospectus, we had 25,000,000 shares of common stock issued and outstanding.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $0.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

There is no assurance that our securities will ever become qualified for quotation on the OTC Bulletin Board. There is no assurance that the selling shareholders will sell their shares or that a market for our shares will develop even if our shares are quoted on the OTC Bulletin Board. To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. The current absence of a public market for our common stock may make it more difficult for you to sell shares of our common stock that you own.

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock. Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Therefore, our shareholders will, in all likelihood, find it difficult to sell their securities.

Financial Summary

Because this is only a financial summary, it does not contain all the financial information that may be important to you. Therefore, you should carefully read all the information in this prospectus, including the financial statements and their explanatory notes before making an investment decision.

Statement of Operations Data	Period from January 1, 2008 to
June 30, 2008 (unaudited)

Revenues	$4,542,595
Operating expenses	$1,073,513
Net loss	$(320,426)
Weighted average shares outstanding	25,000,000
Net loss per common share basic and fully diluted	$(0.01)

Cash flow used in operations	$(456,623)

Cash and cash equivalents (end of period)	$1,295,748

Balance Sheet Data
Total current assets	$12,273,111
Total assets	$15,792,679
Total current liabilities	$12,350,416
Total stock holders equity	$3,442,263

Statement of Operations Data	Period from January 1, 2007 to	Period from January 1, 2006 to
	December 31, 2007 (audited)	December 31, 2006 (audited)

Revenues	$14,252,867	$18,188,804
Operating expenses	$1,838,239	$2,585,746
Net income	$744,898	$445,442
Weighted average shares outstanding	23,692,712	21,840,000
Net income per common share basic and fully diluted	$0.03	$0.02

Cash flow provided by operations	$1,225,806	$2,047,260

Cash and cash equivalents (end of period)	$4,225,128	$189,176

Balance Sheet Data
Total current assets	$10,498,047	$5,606,077
Total assets	$11,020,067	$6,260,243
Total current liabilities	$7,200,878	$3,678,392
Total stock holders equity	$3,819,189	$2,578,145

RISK FACTORS

In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock.

Because we depend upon a limited number of customers to purchase our products, the loss of any major customer could significantly reduce our revenues.

We have derived and believed that we will continue to derive a significant portion of our revenue from a limited number of customers, which for 2007 was as follows:

Customers	Dollar Amount	% of total sales
Santa’s Forest	1.20 Million	8.43%
Seasonal Crafts	1.12 Million	7.84%
Evertop Int’l (HK) Ltd.	1.08 Million	7.56%
Fantasy Merchandising Co.	0.88 Million	6.17%
Kaemingk B.V.	0.87 Million	6.08%

The loss of any major customer could significantly reduce our revenues. We have no written contracts with our customers.

Because we depend upon one of suppliers of primary raw materials, the loss of this major supplier could significantly reduce our revenues.

The following suppliers of lighting and other raw materials accounted for our top five suppliers.

Supplier	Goods Supplied	Total Amount
		Dollar Amount	% of total purchases

So Yang Enterprises Ltd.	Lighting	3.36 Million	33.84%
Dong Fang (Tian Jin)	Iron Wire	0.86 Million	8.63%
Kam Fai Enterprises Dev. Co.	Carton Box	0.72 Million	7.23%
Hong Yuan PVC	PVC Plastic	0.57 Million	5.78%
Dong Sheng Plastics	PVC Plastic	0.56 Million	5.67%

More than 10% of our purchases in last fiscal year was from one of the suppliers So Yang Enterprises Ltd. We do not have contracts with So Yang Enterprises Ltd. or any of the other suppliers listed above. We purchase their products using our standard purchase orders.

Our operating results will be subject to seasonal fluctuations, and adverse results in our third quarter will have a disproportionate impact on our results of operations for the year.

We expect that we may experience significant fluctuations in our quarterly results due to seasonal fluctuations in our net sales, with a disproportionate amount of our net sales realized during the third quarter, as sales of most of our Christmas products are recognized in that period. If we were to experience lower than expected net sales during this quarter, it would have a disproportionate large impact on our operating results and financial condition for the year.

We depend on facilities to manufacture our products, which may be insufficiently insured against damage or loss, which could reduce the value of our assets and reduce our ability to continue our business operations and therefore adversely affect our future revenues.

We have no direct business operation, other than our ownership of our subsidiaries located in China, and our results of operations and financial condition are currently solely dependent on our subsidiary’s manufacturing facilities in China. We do maintain insurance to protect against fire, damage and loss to our facilities and other leasehold improvements. Therefore, any material damage to, or the loss of, any of our facilities due to fire, severe weather, flooding or other causes, would be shared with an insurance company. If the damage is significant, it may reduce our production capacity for a short period. However, we can outsource to satellite factories to make up any loss in production capacity.

The products and the processes we use could expose us to substantial liability, which could cause us to experience losses.

We face an inherent business risk of exposure to product liability claims in the event that the use of our products cause bodily injury which could result in product liability claims or adverse publicity. We carry product liability insurance based on clients’ requests. We currently carry product liability insurance for most of our customers. Coverage for the insurance is about $3 million for each customer. In the event that the potential product liability claim is higher than the liability insurance coverage, we may experience losses.

Because our holding company structure creates restrictions on the payment of dividends, our ability to pay dividends is limited.

We have no direct business operations, other than our ownership of our subsidiaries. While we have no current intention of paying dividends, should we decide in the future to do so, as a holding company, our ability to pay dividends and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiary. In addition, our operating subsidiary, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. If future dividends are paid in Renminbi, fluctuations in the exchange rate for the conversion of Renminbi into U.S. dollars may adversely affect the amount received by U.S. stockholders upon conversion of the dividend payment into U.S. dollars. We do not presently have any intention to declare or pay dividends in the future. You should not purchase shares of our common stock in anticipation of receiving dividends in future periods.

Our operations are located in China and may be adversely affected by changes in the political and economic policies of the Chinese government, which could reduce our revenues.

Our business operations may be adversely affected by the political environment in the PRC. The PRC has operated as a socialist state since 1949 and is controlled by the Communist Party of China. In recent years, however, the government has introduced reforms aimed at creating a "socialist market economy" and policies have been implemented to allow business enterprises greater autonomy in their operations. Changes in the political leadership of the PRC may have a significant effect on laws and policies related to the current economic reforms program, other policies affecting business and the general political, economic and social environment in the PRC, including the introduction of measures to control inflation, changes in the rate or method of taxation, the imposition of additional restrictions on currency conversion and remittances abroad, and foreign investment. Moreover, economic reforms and growth in the PRC have been more successful in certain provinces than in others, and the continuation or increases of such disparities could affect the political or social stability of the PRC.

The future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn have material and negative impact on the market price of our stock. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development ("OECD"). These differences include:

*	economic structure;

*	level of government involvement in the economy;

*	level of development;

*	level of capital reinvestment;

*	control of foreign exchange;

*	methods of allocating resources; and

*	balance of payments position.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

The Chinese government exerts substantial influence over the manner in which we must conduct our business activities which could lead to certain effects that would reduce our revenues. The PRC only recently has permitted provincial and local economic autonomy and private economic activities. The government of the PRC has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in the PRC or particular regions thereof, and could require us to divest ourselves of any interest we then hold in Chinese properties or reduce our revenues.

Future inflation in China may inhibit economic activity in China which could decrease the market for our products and our revenues.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. During the past 10 years, the rate of inflation in China has been as high as 20.7% and as low as -2.2%. These factors have led to the adoption by the PRC government, from time to time, of various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. High inflation may in the future cause the PRC government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products and reduce our revenues.

Any recurrence of severe acute respiratory syndrome, or SARS, or another widespread public health problem, could adversely affect our operations, reducing our revenues.

A renewed outbreak of SARS or another widespread public health problem in China, where all of our production is carried out, and in Dongguan City, Guangdong Province, could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including the following:

*	quarantines or closures of some of our production facilities which would severely disrupt our operations,
*	the sickness or death of our key officers and employees, and
*	a general slowdown in the Chinese economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations, reducing our revenues.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively, which could reduce our profits.

Because most of our revenues are in the form of U.S. dollar and that our major expenses are derived from our production facilities in China in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to effectively use the revenue generated in U.S. dollars to fund future production activities and related operations within China. Significant restrictions on convertibility of the Renminbi for current account transactions still exist, including primarily the restriction that foreign-invested enterprises may only buy, sell or remit foreign currencies, after providing valid commercial documents, at those banks authorized to conduct foreign exchange business. In addition, conversion of Renminbi for capital account items, including direct investment and loans, is subject to government approval in China, and companies are required to open and maintain separate foreign exchange accounts for capital account items. If the Chinese regulatory authorities impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions, our operations could be affected and our profits could be reduced.

The value of our securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi, which could also lead to a reduction in our revenues.

The value of our common stock will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and should the Renminbi appreciate against the U.S. dollar at that time, our financial position and the price of our common stock may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our common stock or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiary in China would be reduced.

Until 1994, the Renminbi experienced a gradual but significant devaluation against most major currencies, including U.S. dollars, and there was a significant devaluation of the Renminbi on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of the Renminbi relative to the U.S. Dollar has remained stable and has appreciated slightly against the U.S. dollar. Countries, including the United States, have argued that the Renminbi is artificially undervalued due to China's current monetary policies and have pressured China to allow the Renminbi to float freely in world markets. On July 21, 2005 the PRC reported that it would have its currency pegged to a basket of currencies rather than just tied to a fixed exchange rate to the dollar. It also increased the value of its currency 2% higher against the dollar, effective immediately. If any devaluation of the Renminbi were to occur in the future, returns on our operations in China, which are expected to be in the form of Renminbi, will be negatively affected upon conversion to U.S. dollars. If any increase in the value of the Renminbi were to occur in the future, our product sales in China and in other countries may be negatively affected and our revenues reduced.

We may be unable to enforce our rights due to policies regarding the regulation of foreign investments in China, which could reduce our ability to compete and our revenues.

The PRC's legal system is a civil law system based on written statutes in which decided legal cases have little value as precedents, unlike the common law system prevalent in the United States. The PRC does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion and variation, and may be subject to influence by external forces unrelated to the legal merits of a particular matter. China's regulations and policies with respect to foreign investments are evolving. Definitive regulations and policies with respect to such matters as the permissible percentage of foreign investment and permissible rates of equity returns have not yet been published. Statements regarding these evolving policies have been conflicting and any such policies, as administered, are likely to be subject to broad interpretation and discretion and to be modified, perhaps on a case-by-case basis. The uncertainties regarding such regulations and policies present risks which may affect our ability to achieve our business objectives. If we are unable to enforce any legal rights we may have under our contracts or otherwise, our ability to compete with other companies in our industry could be materially and negatively affected and our revenues could be reduced.

It may be difficult for stockholders to enforce any judgment obtained in the United States against us, which may limit the remedies otherwise available to our stockholders.

All of our assets are located outside the United States and all of our current operations are conducted in Hong Kong and China. Moreover, all of our directors and officers are nationals or residents of Hong Kong. All or a substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for our stockholders to effect service of process within the United States upon these persons. In addition, there is uncertainty as to whether the courts of Hong Kong and China would recognize or enforce judgments of U.S. courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities law of the United States or any state thereof, or be competent to hear original actions brought in Hong Kong or China against us or such persons predicated upon the securities laws of the United States or any state thereof.

We will need to raise additional capital to expand our operations in future periods. If we cannot raise sufficient capital, our ability to implement our business strategies and continue to expand and increase revenues will be at risk.

To fully implement our growth plan, over the next 12 months we anticipate that we may require additional working capital for increasing our inventory of raw materials and products, additional expansion of our facilities, salaries and wages for additional employees, increased marketing and advertising. We do not presently have sufficient working capital to fund the additional growth of our company, and we will need to raise additional working capital to complete this project. We do not presently have any external sources of capital and will in all likelihood raise the capital in a debt or equity offering. If we raise the necessary capital through the issuance of debt, this will result in increased interest expense. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our company held by existing stockholders will be reduced and those stockholders may experience significant dilution. In addition, new securities may contain certain rights, preferences or privileges that are senior to those of our common stock. There can be no assurance that acceptable financing to fund this project can be obtained on suitable terms, if at all. Our ability to continue to implement our growth strategy could suffer if we are unable to raise the additional funds on acceptable terms which will have the effect of adversely affecting our ongoing operations and limiting our ability to increase our revenues in the future.

If our stock trades below $5.00 per share, and is quoted on the OTC Bulletin Board, our stock will be considered a "penny stock" which can reduce its liquidity.

If the trading price of our common stock is less than $5.00 per share, our common stock will be considered a "penny stock," and trading in our common stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934. Under this rule, broker/dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements. The broker/dealer must make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction.

SEC regulations also require additional disclosure in connection with any trades involving a "penny stock," including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. These requirements severely limit the liquidity of securities in the secondary market because few broker or dealers are likely to undertake these compliance activities. In addition to the applicability of the penny stock rules, other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

This prospectus permits selling security holders to resell their shares. If they do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.

This prospectus includes 3,710,000 shares being offered by existing stockholders. To the extent that these shares are sold into the market for our shares, if developed, there may be an oversupply of shares and an undersupply of purchasers. If this occurs the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

Our management decisions are made by William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager; if we lose their services, our revenues may be reduced.

The success of our business is dependent upon the expertise William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager. Because William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager are currently essential to our operations, you must rely on their management decisions. If we lose their services, we may not be able to hire and retain another similar officer with comparable experience. We have no employment agreements with William Tang, President & CEO and Hau Keung Wong, Director of Production. As a result, the lost services of William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager could reduce our revenues.

Our management has limited experience in managing the day to day operations of a public company and, as a result, we may incur additional expenses associated with the management of our business.

The management team, including William Tang, President & CEO; Hau Keung Wong, Director of Production; and Lai Li Liu, General Manager is responsible for our operations and reporting. The requirements of operating as a small public company are new to the management team and the employees as a whole. This may require us to obtain outside assistance from legal, accounting, investor relations, or other professionals that could be more costly than planned. We may also be required to hire additional staff to comply with additional SEC reporting requirements and compliance under the Sarbanes-Oxley Act of 2002. Our failure to comply with reporting requirements and other provisions of securities laws could negatively affect our stock price and adversely affect our results of operations, cash flow and financial condition.

Although we believe that we currently have adequate internal control over financial reporting, we are exposed to risks from recent legislation requiring companies to evaluate internal control over financial reporting.

Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404") requires our management to report on the operating effectiveness of our Internal Controls over financial reporting for the year ended December 31, 2008. Jimmy C. H. Cheung & Co. (CPA), our independent registered public accounting firm, will be required to attest to the effectiveness of our internal control over financial reporting beginning with the year ended December 31, 2009. We must establish an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. We expect that the cost of this program will require us to incur expenses and to devote resources to Section 404 compliance on an ongoing basis.

It is difficult for us to predict how long it will take to complete Management's assessment of the effectiveness of our internal control over financial reporting for each year and to remediate any deficiencies in our internal control over financial reporting. As a result, we may not be able to complete the assessment and process on a timely basis. In the event that our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determine that our internal control over financial reporting is not effective as defined under Section 404, we cannot predict how regulators will react or how the market prices of our shares will be affected.

The offering price of $0.10 per share has been arbitrarily set by our board of directors and accordingly does not indicate the actual value of our business.

The offering price of $0.10 per share is not based upon earnings or operating history, does not reflect the our actual value, and bears no relation to our earnings, assets, book value, net worth or any other recognized criteria of value. No independent investment banking firm has been retained to assist in determining the offering price for the shares. Accordingly, the offering price should not be regarded as an indication of any future market price of our stock.

Sales of our common stock under Rule 144 could reduce the price of our stock.

As of December 31, 2007, there were 5,410,000 shares of our common stock held by non-affiliates, 1,700,000 of which are restricted, 3,710,000 of which are being registered hereunder, and 19,590,000 shares of our common stock held by affiliates, all of which are restricted as per Rule 144 of the Securities Act of 1933 defines as restricted securities. All of the non-restricted shares as well as all shares being registered hereunder are available for resale as of the date of effectiveness of this registration statement and all restricted securities could be available for sale in a public market, if developed, beginning 90 days after the date of this prospectus. The availability for sale of substantial amounts of common stock under Rule 144 could reduce prevailing market prices for our securities.

Investors may have difficulty in reselling their shares.

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Because our directors own 78.36% of our outstanding common shares, they could make and control corporate decisions that may be disadvantageous to minority shareholders.

Our directors own approximately 78.36% of the outstanding common shares. Accordingly, they will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of our directors may differ from the interests of the other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Because we do not have an audit or compensation committee, shareholders will have to rely on the entire board of directors, all members of which are not independent, to perform these functions.

We do not have an audit or compensation committee comprised of independent directors. Indeed, we do not have any audit or compensation committee. These functions are performed by the board of directors as a whole. None of two members of the board of directors are independent directors under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc. Thus, there is a potential conflict in that board members who are management will participate in discussions concerning management compensation and audit issues that may affect management decisions.

SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this prospectus are “forward-looking statements.” These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under “Risk Factors.” The words “believe,” “expect,” “anticipate,” “intend,” “plan,” and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer. Further, Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) provide that the safe harbor for forward looking statements does not apply to statements made by companies such as ours that issue penny stock. Further, Section 27A(b)(2)(D) of the Securities Act and Section 21E(b)(2)(D) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made in connection with an initial public offering.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares offered by the selling shareholders.

DETERMINATION OF OFFERING PRICE

Our management has determined the offering price for the selling shareholders' shares which was selected the price at which these shares were sold to non-affiliated investors in our private placement, in accordance with management’s discussions with the selling shareholders. This was also based upon our anticipated opening price if our stock becomes qualified for quotation on the OTCBB given our current net revenues and current net asset value. However, we have no written or oral agreement with any of our selling shareholders on this matter. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation. Prior to this offering, there has been no market for our securities.

DILUTION

Not applicable. We are not offering any shares in this registration statement. All shares are being registered on behalf of our selling shareholders.

SELLING SECURITY HOLDERS

The selling security holders named below are selling the securities. The table assumes that all of the securities will be sold in this offering. However, any or all of the securities listed below may be retained by any of the selling security holders, and therefore, no accurate forecast can be made as to the number of securities that will be held by the selling security holders upon termination of this offering. These selling security holders acquired their shares by purchase exempt from registration primarily under Section 4(2) of the 1933 Act. We believe that the selling security holders listed in the table have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of the securities by the selling security holders.

Name	Total Shares Owned	Shares Registered	Percentage Before Offering(1)	Percentage After Offering(1)	Relationship to us
Chiu, Quentin	50,000	50,000	0.2000%	0%
Fong, Yuk Chun	10,000	10,000	0.0400%	0%
Guo, Yue Ju	20,000	20,000	0.0800%	0%
Yip, Pao Ha	10,000	10,000	0.0400%	0%
Yu, Ching	15,000	15,000	0.0600%	0%
Cheung, Hun	10,000	10,000	0.0400%	0%
Chow, Shen Chung	20,000	20,000	0.0800%	0%
Cheung, Siu Chung Chris	15,000	15,000	0.0600%	0%
Sun, Gloria	200,000	200,000	0.8000%	0%
Lo, Seng Hei	120,000	120,000	0.4800%	0%
Lo, Seng Fan	10,000	10,000	0.0400%	0%
Cheng, King Na	30,000	30,000	0.1200%	0%
Cheung, Wing Choi	50,000	50,000	0.2000%	0%
Chan, Tung Lui	10,000	10,000	0.0400%	0%
Choi, Moon Hing	250,000	250,000	1.0000%	0%
Liu, Kwun Tai	300,000	300,000	1.2000%	0%
Liu, Lai Chu	500,000	500,000	2.0000%	0%
Choi, Kuan Tai	150,000	150,000	0.6000%	0%
Leung, Shun Ming	150,000	150,000	0.6000%	0%
Leung, Yuk Kuen	200,000	200,000	0.8000%	0%
Chan, Ka Nam	200,000	200,000	0.8000%	0%
Ma, Ya Fei	200,000	200,000	0.8000%	0%
Liu, He Ju	20,000	20,000	0.0800%	0%
Zou, Jie Jun	30,000	30,000	0.1200%	0%
Dai, Qing Xian	10,000	10,000	0.0400%	0%
Kuang, Han Ci	25,000	25,000	0.1000%	0%
Cai, Yuen Chun	10,000	10,000	0.0400%	0%
Zhang, Guo Huang	50,000	50,000	0.2000%	0%
Long, Hung	50,000	50,000	0.2000%	0%
Chen, Yun Jun	30,000	30,000	0.1200%	0%
Niu, Hoao Wei	10,000	10,000	0.0400%	0%
Tan, Ling Ling	20,000	20,000	0.0800%	0%
Ge, Kang Lin	30,000	30,000	0.1200%	0%
Li, Ming	50,000	50,000	0.2000%	0%
Ouyang, Su Qian	20,000	20,000	0.0800%	0%
Wang, Wei Li	10,000	10,000	0.0400%	0%
5th-Dimension [2]	2,250,000	550,000	9.0000%	6.8%	Founder
Michael Williams	150,000	150,000	0.6000%	0%	Attorney
Island Stock Transfer [3]	100,000	100,000	0.4000%	0%	Transfer Agent
Zhang, Dai Gao	10,000	10,000	0.0400%	0%
Lan, Yuan Qiang	15,000	15,000	0.0600%	0%

TOTAL	5,410,000	3,710,000	14.8400%	6.8%

[1] Assuming sale of all shares registered hereunder.

[2] The natural person with voting and investment power for these shares is Cheung Hon Kuen, who is acting as the trustee of beneficiaries Ho Chan Raymond, Kwok Yuen Yee, Ho Peggy and Ho Heidi, as the principal of 5th Dimension Enterprises Limited through Cheung Hon Kuen (Nominee) Limited.

[3] The natural person with voting and investment power for these shares is Carl Dilley.

Blue Sky

Thirty-eight states and the District of Columbia have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by Selling Stockholders under this registration statement. In these states, so long as we obtain and maintain a listing in Standard and Poor’s Corporate Manual, secondary trading can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, South Dakota, Texas, Utah, Vermont, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after this registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

Except for our attorney and out transfer agent, all our shareholders currently reside in these states or outside the U.S. We intend to make appropriate filings in California or comply with all secondary trading exemptions in such states, to permit sales of the securities registered in this offering.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders.

PLAN OF DISTRIBUTION

Our common stock is currently not quoted on any market. No market may ever develop for our common stock, or if developed, may not be sustained in the future. Accordingly, our shares should be considered totally illiquid, which inhibits investors’ ability to resell their shares.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

The securities offered by this prospectus will be sold by the selling shareholders. We are not aware of any underwriting arrangements that have been entered into by the selling shareholders. The distribution of the securities by the selling shareholders may be effected in one or more transactions that may take place in the over-the-counter market, including broker's transactions or privately negotiated transactions.

The selling shareholders may pledge all or a portion of the securities owned as collateral for margin accounts or in loan transactions, and the securities may be resold pursuant to the terms of such pledges, margin accounts or loan transactions. Upon default by such selling shareholders, the pledge in such loan transaction would have the same rights of sale as the selling shareholders under this prospectus. The selling shareholders may also enter into exchange traded listed option transactions, which require the delivery of the securities listed under this prospectus. After our securities are qualified for quotation on the over the counter bulletin board, the selling shareholders may also transfer securities owned in other ways not involving market makers or established trading markets, including directly by gift, distribution, or other transfer without consideration, and upon any such transfer the transferee would have the same rights of sale as such selling shareholders under this prospectus.

In addition to the above, each of the selling shareholders will be affected by the applicable provisions of the Securities Exchange Act of 1934, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the securities by the selling shareholders or any such other person. We have instructed our selling shareholders that they may not purchase any of our securities while they are selling shares under this registration statement.

Upon this registration statement being declared effective, the selling shareholders may offer and sell their shares from time to time until all of the shares registered are sold; however, this offering may not extend beyond two years from the initial effective date of this registration statement.

There can be no assurances that the selling shareholders will sell any or all of the securities. In various states, the securities may not be sold unless these securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

All of the foregoing may affect the marketability of our securities. Pursuant to oral promises we made to the selling shareholders, we will pay all the fees and expenses incident to the registration of the securities.

Should any substantial change occur regarding the status or other matters concerning the selling shareholders or us, we will file a post-effective amendment to this registration statement disclosing such matters.

OTC Bulletin Board Considerations

To be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We anticipate that after this registration statement is declared effective, market makers will enter “piggyback” quotes and our securities will thereafter trade on the OTC Bulletin Board.

The OTC Bulletin Board is separate and distinct from the NASDAQ stock market. NASDAQ has no business relationship with issuers of securities quoted on the OTC Bulletin Board. The SEC’s order handling rules, which apply to NASDAQ-listed securities, do not apply to securities quoted on the OTC Bulletin Board.

Although the NASDAQ stock market has rigorous listing standards to ensure the high quality of its issuers, and can delist issuers for not meeting those standards, the OTC Bulletin Board has no listing standards. Rather, it is the market maker who chooses to quote a security on the system, files the application, and is obligated to comply with keeping information about the issuer in its files. The NASD cannot deny an application by a market maker to quote the stock of a company. The only requirement for inclusion in the bulletin board is that the issuer be current in its reporting requirements with the SEC.

Although we anticipate listing on the OTC Bulletin board will increase liquidity for our stock, investors may have greater difficulty in getting orders filled because it is anticipated that if our stock trades on a public market, it initially will trade on the OTC Bulletin Board rather than on NASDAQ. Investors’ orders may be filled at a price much different than expected when an order is placed. Trading activity in general is not conducted as efficiently and effectively as with NASDAQ-listed securities.

Investors must contact a broker-dealer to trade OTC Bulletin Board securities. Investors do not have direct access to the bulletin board service. For bulletin board securities, there only has to be one market maker.

Bulletin board transactions are conducted almost entirely manually. Because there are no automated systems for negotiating trades on the bulletin board, they are conducted via telephone. In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders. Therefore, when investors place market orders - an order to buy or sell a specific number of shares at the current market price - it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and getting execution.

Because bulletin board stocks are usually not followed by analysts, there may be lower trading volume than for NASDAQ-listed securities.

LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors and executive officers are as follows:

NAME	AGE	POSITION
William Tang	39	President, CEO and Director
Lai Li Liu	34	General Manager
Hau Keung Wong	48	Director of Production and Director

Mr. William Tang joined us in April 1999 and has worked exclusively for our company since then serving as the President, CEO and Director of the Company. From May 1988 to May 1991, he was Assistant Merchandiser of Shi Wo Ho Import and Export Company, Hong Kong, China, which is in the General Import and Export and Trading business. From June 1991 to August 1995, he was the Vice President of Sales and Marketing of Shi Wo Ho Import and Export Company, Hong Kong, China. From October 1995 to February 1999, he was the Director of Marketing of Teamhold Industrial Ltd., which produce and distribute Christmas products.

Mr. Hau Keung Wong joined us in April 1999 and has worked exclusively for our company since then serving as the Director of Production and Director of the Company. From March 1980 to March 1982, he was a Trainee of Ho Lee Logistic Company which provided general shipping and logistics services. From April 1982 to April 1984, he was the Supervisor of Ho Lee Logistic Company. From May 1984 to May 1988, he was the Operation Manager of Ho Lee Logistic Company. From June 1988 to October 1995, he was the General Manager of Ho Lee Logistic Company. From November 1995 to December 1998, he was the owner of Tai Keung Logistic Company which provided general shipping and logistics services.

Ms. Lai Li Liu joined us in April 1999 as the General Manager of the Company. From May 1996 to March 1999, she was Sales and Marketing director of Winfair Metal Manufactory. From April 1999 to June 2003, she was Director of Production of Forests Manufacturing Limited. From June 2003 to date, she has been General Manager of Forests Manufacturing Limited. In 1996 she received an BA (Hons) Degree -Major in Sociology from Hong Kong Baptist University.

Directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of one director.

Board Committees

We currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

William Tang is the husband of Lai Li Liu.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in the last five years in any of the following:

•	Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and

•
Being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

CORPORATE GOVERNANCE

Our Board of Directors has two directors and has not established Audit, Compensation, and Nominating or Governance Committees as standing committees. The Board does not have an executive committee or any committees performing a similar function. We are not currently listed on a national securities exchange or in an inter-dealer quotation system that has requirements that a majority of the board of directors be independent. The Board has determined that the no members of the Board are “independent” under the definition set forth in the listing standards of the NASDAQ Stock Market, Inc., which is the definition that the Board has chosen to use for the purposes of the determining independence, as the OTCBB does not provide such a definition. Therefore, none of our current Board members are independent.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding voting securities, our directors, our executive officers, and our executive officers and directors as a group.  To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted.  There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown. The business address of all persons and entities set forth below is 2/F, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Name and Address	Number of Shares of Common Stock	Percentage
5th Dimension Enterprises Ltd. [1]	2,250,000	9%
William Tang [2]	19,590,000	78.36%
Hau Keung Wong [2]	19,590,000	78.36%
All directors and executive officers as a group [3 persons] [2]	19,590,000	78.36%

[1] The natural person with voting and investment power for these shares is Cheung Hon Kuen, who is acting as the trustee of beneficiaries Ho Chan Raymond, Kwok Yuen Yee, Ho Peggy and Ho Heidi, as the principal of 5th Dimension Enterprises Limited through Cheung Hon Kuen (Nominee) Limited.

[2] Shares owned through the company Grand Honor Holding, a private investment holding company incorporated in the British Virgin Islands established on July 22, 2003 with 50,000 issued common shares. Mr. William Tang and Mr. Hau Keung Wong are the only directors and shareholders of Grand Honor and each holds 25,000 shares, or 50% ownership of Grand Honor Holding.

This table is based upon information derived from our stock records. Applicable percentages are based upon 25,000,000 shares of common stock outstanding as of September 30, 2008.

DESCRIPTION OF SECURITIES

The following description is a summary of the material terms of the provisions of our articles of incorporation and bylaws. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 100,000,000 shares of common stock with $0.001 par value per share. As of the date of this registration statement, there were 25,000,000 shares of common stock issued and outstanding held by 42 shareholders of record.

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the shareholders of our common stock who hold, in the aggregate, more than fifty percent of the total voting rights can elect all of our directors and, in such event, the holders of the remaining minority shares will not be able to elect any of the such directors. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available. We have not paid any dividends since our inception, and we presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Holders of our common stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our Articles of Incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 20,000,000 shares of preferred stock in series as fixed by the Board of Directors with par value of $0.001 per share. As of the date of this Prospectus, there are no shares of preferred stock outstanding.

Preferred stock may be issued in series with preferences and designations as the Board of Directors may from time to time determine. The Board may, without shareholders’ approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of our common shareholders and may assist management in impeding an unfriendly takeover or attempted changes in control. There are no restrictions on our ability to repurchase or reclaim our preferred shares while there is any arrearage in the payment of dividends on our preferred stock.

INTEREST OF NAMED EXPERTS AND COUNSEL

Our Financial Statements as of December 31, 2007 and 2006, and the results of operations and cash flows for the years ended 2007 and 2006 are audited by Jimmy C. H. Cheung & Co. (CPA), as experts in accounting and auditing.

The legality of the shares offered under this registration statement is being passed upon by Williams Law Group, P.A., Tampa, FL. Michael T. Williams, principal of Williams Law Group, P.A. owns 150,000 shares of our common stock, which shares are being registered in this registration statement.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES LIABILITIES

Our by-laws, subject to the provisions of Delaware Corporation Law, contain provisions which allow the corporation to indemnify any person against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to us if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the corporation. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

DESCRIPTION OF BUSINESS

Organization

Forests Global, Inc. (“Forests Global”) was incorporated on July 12, 2006 in the State of Delaware.

We are a holding company with no direct business operations, other than ownership of our subsidiaries. We conduct all of our business in China through the following corporate structure:

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an authorized capital of $50,000. Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with a registered capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $0.13 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control.

Jian City Forest Industry Corporation Limited was structured as a joint venture of Ease Dragon Holdings Limited, a Hong Kong company, and Jian City Yi Ma Industrial Company Limited, a Chinese company, company to utilize and maximize the local Jian municipal incentive programs which will provide the following economic benefits:

•	More flexible rules for land use rights transfer;
·	Lower corporate tax rate; and
•	Local government support for hiring and training of factory workers.

Jian City Forest Industry Corporation Limited’s principal activities will be manufacture and sale of Christmas decorations. It is intended that our current production facility based in Fenggang Town, Dongguan City, Guangdong Province will be relocated to Jian City tentatively in 2009 and 2010 in two phases, and Jian City Forest will in future become our main production facility.

Our address is 2/F, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong and our telephone number is 852-2798-5769. We have a website at www.forests.com.hk. Nothing on that website is part of this prospectus.

Business

Forests Global, Inc. designs and manufactures artificial Christmas trees, wreaths, garlands and accessories. We currently offer 20,000 styles of Christmas trees and 12,000 styles of wreaths, garlands and accessories to suit our customer’s Christmas decoration needs. Through continuous product innovations, sales and marketing efforts over the years, we have been growing steadily and our production facility has been continuously upgraded and expanded. Since our establishment, our factory has been expanded to 600,000 square feet and employing staff in excess of 1,500 during the peak seasons. Our annual manufacturing capacity currently is more than 2,000 sea shipping containers.

Our sales office consists of a total of 10,000 sq. ft office and showroom space. It is located in Hong Kong with full time employees of about 20 people.

Our current production facility is located in Fenggang Town, Dongguan City, Guangdong Province in PRC. The location consists of a total of 41,225 sq. meter used as showroom, factory and warehouse. This production facility manufactures all of our Christmas tree products and accessories. Our factory employs on average about 1,000 employees.

Christmas Trees

We supply many types of Christmas trees from small trees to 50 ft. commercial trees. Many collections are available including: Pre-lit Pine Tree, Pre-lit Flocked Tree, Fiber Optic Silvery Tree, Slim Slivery Spruce Tree, Spruce Tree, Pre-lit Frosted Mixed Pine Tree, Slim Mixed Fix Pre-lit Tree, Frosted Fraser Berry Tree, Flocked Pine Tree, Pre-lit Arch Tree, Topiary Tree, Classic Cedar Topiary Tree, Flocked Fiber Optic Tree, Twigs Fiber Optic Tree, Traditional Fiber Optic Tree, Sparkle & Fancy Fiber Optic Tree, Silvery Fiber Optic Tree, and Star Decorated Fiber Optic Tree.

Garlands, Wreaths and Hanging Items

Other product collections include: Pre-lit Flocked Garland, Fiber Optic Wreath, Fir Half Wall Tree, Cashmere Mixed Pine Swag Garland, Flocked Spruce Pre-lit Garland, Flocked Spruce Pre-lit Wreath, PE Injection Spray with Pine Cone, Pine Wreath, and Pine Garland with Pine Cone, etc.

By revenue, the breakdown of products manufactured by us in 2007 is approximately as follows:

Description	Percentage of Revenues
Christmas Trees	90%
Garlands, Wreaths and Hanging Items	10%

Our product design process entails our in-house design team creating basic skeleton designs of product series as well as in certain cases some integration of purchased design (products) along with our designs. These basic skeleton designs and integrated designs (samples) will then presented to the prospects for design fine tuning. Sometime, clients bring in design ideas for build to order type of products. In such case, we work with the client for the design the client desired.

Our primary production process is “Tip” machine pulling, injection molding, branching.

Depending on the design of the products, some products use the “tip” machine pulling process and some products use the injection molding process for the creation of the tree tips.

“Tip” machine pulling

This process involves the use of a specialized machine to create “tips” of the branches of artificial Christmas trees. PVC (used as the raw material) is put to the “tip” machines along with wires. The “tip” machines then fuse the PVC on to the wire, pull and cut into pine tree tip like shapes. The “tips” of different sizes are then used as the basic components of the artificial Christmas trees.

Injection molding

This process involves the creation of plastic parts by the melting of special “resins” (specially designed plastic “beads” used as the raw material). This resin is melted into a hot, liquid gel which is then fed under high pressure (“injected”) into specially manufactured metal forms (“tools and dies”). Once the plastic has cooled, it is released from the machines at which point it represents finished “tip” component for artificial Christmas trees.

Branching

Branching is the process of putting the “tips” (created from the “tip” machine pulling or injection molding) together to form various branches of the artificial Christmas trees. This process involves polishing, shaping, perfecting the “tips”, assembling layers of tips of different sizes to complete the branches.

The branches are then put on the main trunk to form the artificial Christmas tree. Certain accessories may be added on to complete the trees.

All of these manufacturing processes are high-volume processes with little tolerance for wastage and errors. The quality of the tools and dies is critical in minimizing the wastage and maximizing the efficiency of the production process.

Customers and Suppliers

We currently manufacture products for approximately 100 different customers. The two main customers in last fiscal year were Santa’s Forest and Seasonal Crafts, which represented approximately 8.43% and 7.84% respectively of our revenues for the year ended December 31, 2007. We anticipate that the current sales concentration will remain at present levels for the near future.

We normally purchase our supplies through standard purchase orders. Our principal raw materials are PVC, iron and copper. Another supply that makes up of about 50% of cost structure of our products is lighting. We currently obtain most of our lighting supply from So Yang Enterprises Ltd. Last fiscal year, lightings supply made up of 33.84% of our total purchases.

We base our material purchase decisions on price, quality, credit terms and service. Generally we purchase on a “spot market” and does not enter into written supply contracts with its suppliers or commit to purchase minimum quantities. While certain material prices fluctuate, these prices are normally passed directly through to customers.

Order Backlog

At December 31, 2007 we had an order backlog of $70,000, compared to that from the prior year of $49,000 at December 31, 2006.

Marketing and Sales

Since the first artificial Christmas trees were made in Germany during the 1880s amid worries about the demise of fir forests, artificial Christmas trees have came a long way. Today’s fake trees, we believe to be the most realistic ever, are made from various materials including petrochemicals, fiber-optics, and other. Not only artificial Christmas trees are getting more and more realistic, they are also very convenient.

Currently we have a small sales and marketing team. Our President, Mr. William Tang and our General Manager, Ms. Lai Li Liu oversees the major sales and marketing directions as well as high-level customer relationships. We also have internal sales coordinators to manage sales activities. The sales process is usually initiated by customers by means of requests for quotations. Our sources for new customers are from customer referrals, trade shows and independent local market sales representatives. We currently sell our products to markets all over the world. However, most of our products are sold to Europe and US. We intend to establish closer relationships with US and European-based sales network to generate increased business.

Competition

We compete with numerous artificial Christmas trees manufacturers in fragmented industry that many of them are smaller in production capacity and lower in product quality. Our main competitors are Charm Tree Ltd., Special Happy Ltd., Manar International Ltd., Evergreen Ltd., and Novelty Limited. Their annual sales are in the $15 million range in artificial Christmas tree products. They are about the same size compared with us.

We believe that competition within the artificial Christmas tree industry based principally on a combination of quality, price, design, responsiveness and delivery, reputation, production capacity and after sales customer services. We distinguish ourselves from our competitors by having full design capabilities, quality products at very competitive pricings and full after sales customer service and support.

Patents, Trademarks and Licenses

We do not own any U.S. or foreign patents, trademarks or licenses that are material to its business. We do rely on certain data and processes, including trade secrets and know-how, and the success of its business depends, to some extent, on such information remaining confidential.

Environmental Matters

Our operations are only subject to local environmental laws and regulations that impose on all factories in the country. There is no special laws and/or regulation on limitation on discharge of pollutants into the air and water for our operations.

Research and Development

We have had no significant research and development expenses in the past two years.

Regulatory Environment

China is transitioning from a planned economy to a market economy. While the Chinese government has pursued economic reforms since its adoption of the open-door policy in 1978, a large portion of the Chinese economy is still operating under five-year plans and annual state plans. Through these plans and other economic measures, such as control on foreign exchange, taxation and restrictions on foreign participation in the domestic market of various industries, the Chinese government exerts considerable direct and indirect influence on the economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental, and are expected to be refined and improved. Other political, economic and social factors can also lead to further readjustment of such reforms. This refining and readjustment process may not necessarily have a positive effect on our operations or future business development. Our operating revenues may be reduced by changes in China's economic and social conditions as well as by changes in the policies of the Chinese government, such as changes in laws and regulations (or the official interpretation thereof), measures which may be introduced to control inflation, changes in the interest rate or method of taxation, and the imposition of additional restrictions on currency conversion.

China’s legal system is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could have a negative impact on our business and business prospects. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

We are subject to many general regulations governing business entities and their behavior in China and in any other jurisdiction in which we have operations. Such regulations typically deal with licensing, approvals and permits. Any change in product licensing may make our products more or less available on the market. Such changes may have a positive or negative impact on the sale of our products and may directly impact the associated costs in compliance and our operational and financial viability. Such regulatory environment also covers any existing or potential trade barriers in the form of import tariff and taxes that may make it difficult for us to export our products to certain countries and regions, such as Japan, South Korea and Hong Kong, which would limit our international expansion.

Because we are a wholly foreign owned enterprise, we are subject to the law on foreign investment enterprises in China, and the foreign company provisions of the Company Law of China, which governs the conduct of our wholly owned subsidiary and its officers and directors. Additionally, we are also subject to varying degrees of regulations and permit system by the Chinese government.

Employees
At September 30, 2008, we had the following employees, none of whom are represented by a union.

Full time:1,046

•	Clerical – 63
•	Operations – 62
•	Administrative – 21
•	Management – 3
•	Sales – 10
•	Production – 887

Part time: 1

•	Clerical – 1

Management considers relations with our employees to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this Prospectus. The results shown herein are not necessarily indicative of the results to be expected for any future periods.

This discussion contains forward-looking statements, based on current expectations. All statements regarding future events, our future financial performance and operating results, our business strategy and our financing plans are forward-looking statements and involve risks and uncertainties. In many cases, you can identify forward-looking statements by terminology, such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue," or the negative of such terms and other comparable terminology. These statements are only predictions. Known and unknown risks, uncertainties and other factors could cause our actual results and the timing of events to differ materially from those projected in any forward-looking statements. In evaluating these statements, you should specifically consider various factors, including, but not limited to, those set forth under "Summary Information and Risk Factors" and elsewhere in this Prospectus.

Overview

Forests Global Inc. was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited was incorporated in the British Virgin Island (BVI) on January 30, 2006. Forests Manufacturing Limited was incorporated in Hong Kong on April 23, 1999. Forests Global Inc. and Red Triangles Group Limited are investment holding companies and Forests Manufacturing Limited’s principal activities are manufacture and sale of Christmas decorations. On March 31, 2007, Forests Global Inc. acquired 100% of Red Triangles Group Limited which in turn holds 100% of Forests Manufacturing Limited under a reorganization plan. On September 25, 2007, Forests Manufacturing Limited acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $0.13 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company. On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company. On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Jian City Forest”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Jian City Forest was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the six months ended June 30, 2008 and 2007 were included in this discussion as if the transactions had occurred retroactively. We have a sizeable factory in Dongguan where current manufacturing takes place.

We design and manufacture artificial Christmas trees, wreaths, garlands and accessories.

Our sales office consists of a total of 10,000 sq. ft office and showroom space. It is located in Hong Kong with full time employees of about 20 people.

Our current production facility is located in Fenggang Town, Dongguan City, Guangdong Province in PRC. The location consists of a total of 41,225 sq. meter used as showroom, factory and warehouse. This production facility manufactures all of our Christmas tree products and accessories. Our factory employs on average over 1,000 employees.

Six Months ended June 30, 2008 against Six Months ended June 30, 2007

As set forth in the following tables, during the six months ended June 30, 2008, we have had higher net sales as compared to the six months ended June 30, 2007, as follows:

		For the six months ended	For the six months ended
	Increase/(Decrease)	June 30, 2008	June 30, 2007
Net Sales	146%	$4,542,595	$1,847,950
Gross Profit (Loss)	(143)%	$852,380	$(1,980,030)
Loss from Operations	(92)%	$(221,133)	$(2,710,637)
Net Loss	(88)%	$(320,426)	$(2,647,556)
Comprehensive Loss	(85)%	$(391,281)	$(2,564,566)

Gross Margin	118%	19%	(107)%
Operating Margins	(97)%	(5)%	(147)%
Net Margins	(95)%	(7)%	(143)%
Comprehensive Margins	(94)%	(9)%	(139)%

Our operating results in any given time period are driven by several key factors, including: the volume of orders, product produced and shipped, the cost of materials and the efficiency with which our plant operates during the period.

The sales of our main products, artificial Christmas Trees and decorations, are seasonal and that most orders are shipped in the third and fourth quarters of the year. Therefore, certain revenues were not recognized in the Net Sales amount indicated in the above table despite of the completed orders because these completed orders have not yet been shipped. The unfulfilled orders (committed sales but not shipped) during the periods were $13.4 million in 2008 and $6.1 million in 2007. The increase in committed sales was resulted from some customers placing orders earlier in the year to avoid raw materials costs increase as well as late delivery of the products.

For the comparison between 2008 and 2007 for the same periods ended June 30, the 2008 figures have indicated an increase in sales and profit. This was mainly due to the increase in orders shipped in this period compared to the same period in last year.

Traditionally, most of our products were shipped in the third and forth quarters of the year and that our revenues were recognized then. Therefore, our sales in the first six months are usually low. However, we had higher than usual orders shipped in the first six months in 2008 compared to last year’s first six months. This earlier than usual shipping requirements were primarily due to customer requests to avoid late shipment in the third quarter.

Net Sales

Net Sales increased to $4.5 million for the six months ended June 30, 2008 from $1.8 million for the six months ended June 30, 2007, by $2.7 million or 146%. Our revenues increased during the period primarily as a result of increased sales and increase in shipped products in this period based on customer requests.

Our five largest customers in the years ended December 31, 2006 and 2007 and the 6 months period ended June 30, 2008, were as follows:

Top 5 Customers	% of sales	% of sales	% of sales
	6 months period ended June 30, 2008	2007	2006
Hobby Lobby Stores Inc.	37%	—	—
Canadian Tire	12%	—	—
Garden Ridge	6%	—	—
Evertop Int’l Ltd.	14%	8%	—
Kaemingk B.V.	18%	6%	—
Santa’s Forest	—	8%	—
Seasonal Crafts	—	8%	—
Fantasy Merchandising Co.	—	6%	—
Woolworth	—	—	8%
John Thomas	—	—	9%
Linens 'n Things	—	—	10%
Hortrend	—	—	7%
JC Penney	—	—	22%

Top 5 as % of total sales	87%	36%	56%

Major customers have changed each period due to the nature of the business. Some of our customers buy Christmas decorative items on project basis. They may not have similar projects in subsequent periods, but may have different projects and requirements that yield lower (or higher) sales amounts. Some end customers of our products may choose to use different buying agents to order from us and this also has an impact on the top customer list. Most of our customers are not one time purchasers and will purchase from us again but the order amounts can be significantly different between periods. We expect our customer base to remain stable although our top customers may not always be the same customers period by period.

To remain competitive and to attract orders from new and existing customers, we will focus on product improvement as well as competitive pricing from more efficient production and operation.

Cost of Sales

Cost of Sales was $3.7 million for the six months ended June 30, 2008, as compared to $3.8 million for the six months ended June 30, 2007, a decrease of $137,765, or 4%. The decrease in Cost of Sales, despite the increase in net sales, was principally driven by our focus on higher gross profit orders. We streamlined the supply chain management to decrease the overhead incurred in the production processes. Further, we pursued bulk purchasing strategy for core production materials in the first quarter of 2008 resulting in material cost reduction of $348,269 or 13%. The major components for the manufacturing of our products are PVC, iron, electric copper wires and lighting. The reduction in material costs was partly offset by the increase in direct wages of $203,418 or 39% as the sales level increased by $2.7 million compared to the same period in last year. The increase in direct wages was a result of increased labor force to keep up with the increased sales orders. We expect this trend will continue if our sales orders continue to increase.

The following table sets forth the percentage of materials purchased from our top five largest suppliers:

Top 5 Suppliers	% of purchase	% of purchase	% of purchase
	6 months period ended June 30, 2008	2007	2006
Lun Rigid New Material Corp.	11%	—	—
So Yang Enterprises Ltd.	18%	34%	26%
Dong Fang (Tian Jin)	11%	9%	—
Hong Yuan Christmas Plastics	9%	6%	6%
Kam Fai Enterprises	6%	7%	7%
Dong Sheng Plastics (HK) Co, Ltd.	—	6%	4%
Win Home Enterprises Ltd.	—	—	5%

Top 5 as % of total purchase	55%	62%	48%

Gross Profit

Gross Profit for the six months ended June 30, 2008 was $852,380, increased by $2.8 million or 143%, from gross loss of $1,980,030 for the corresponding period in last year. This is primarily due to higher sales volume in the period and our tighter control over material costs and manufacturing overheads. As a percentage of net sales, gross profit margin / (gross loss margin) improved from minus 107% to gross profit of 19% in the same period year over year.

The sales of our main products, artificial Christmas Trees and decorations, are seasonal and that most orders are shipped in the third and fourth quarters of the year. Therefore, most sales revenues were not recognized until the third and fourth quarters. With the incurrence of the manufacturing overheads in the period concerned, the first six months period likely results in minimal gross profits or even gross losses.

Selling and Distribution, General and Administrative Expenses

Selling and distribution, general and administrative expenses during the six months ended June 30, 2008 were 0.4% and 23% of net sales, respectively, compared to 0.4% and 39%, respectively, during the same period in last year. As we prepare to increase production and implement a more aggressive marketing campaign, we expect an expansion of our sales force. In addition, we anticipate that general and administrative expenses will increase for the foreseeable future as a result of our expected continued growth and the costs of complying with the reporting and other requirements as a public company.

Depreciation and amortization were $26,680 during the six months ended June 30, 2008 as compared to $21,373 in the same period in 2007.

Operating expenses increased to $1.1 million for the six months ended June 30, 2008, up $342,906, or 47% as compared to $730,607 for the six months ended June 30, 2007. The following items contributed to the increase in operating expenses for the 6 months period:

•
Bank charges were increased by $17,085 or 163%, from $10,488 for the six months ended June 30, 2007 to $27,573 for the same period in 2008. It was mainly due to the costs of utilizing the factoring facility in the first six months to finance the bulk purchase of raw materials. We consider this bulk purchase of raw materials to be necessary for lowering our material costs in production.

•
Bad debt was increased by $148,227 or 100%, from $0 for the six months ended June 30, 2007. It was mainly due to the dispute with a customer over missed delivery dates. The debt has been outstanding for long time and was not expected to be recoverable.

•	Outward freight charges were increased by $27,090 or 35%, from $76,763 for the six months ended June 30, 2007 to $103,853 for the same period in 2008. It was due to increased sales volume.
•
Stamp and postage charges were increased by $15,899 or 81%, from $19,579 for the six months ended June 30, 2007 to $35,478 for the same period in 2008. It was due to the increased number of product samples sent to customers via international courier providers.

As a percentage of net sales, operating expenses for the six months ended June 30, 2008 were 24% of net sales, compared to 40% during the same period in last year. The decrease in the proportion was mainly due to the increase in the sales revenue.

Most of our production started in the first quarter and worked into second and third quarters. Our operating expenses including certain overhead items are quite evenly distributed over each quarter. A higher than usual shipped orders for the six months ended June 30, 2008 yielded a higher net sales and resulted in large difference in operating expenses against the net sales ratio comparing to the same period in last year.

Loss from Operations

Operating Loss declined to $221,133 for the six months ended June 30, 2008 as compared to operating loss of $2.7 million for the six months ended June 30, 2007, decreased by $2.5 million or 92%. As stated, much of the production in the first two quarters was not realized as revenues until the third and fourth quarters when the products are shipped. First half year operations usually yield a loss. The decrease in operating loss for the six months ended June 30, 2008 compared to the same period in last year was resulted from increased early shipment requests and more sales orders from customers.

Income Taxes

We are a company incorporated in the State of Delaware and conduct substantially all our operations through our Hong Kong and PRC operating companies. Although we are subject to the United States taxation, we do not anticipate incurring significant United States income tax liability for the foreseeable future because:

•	we did not conduct any material business or maintain any branch office in the United States during the period ended June 30, 2008;
•	the earnings generated from our non-US operating companies are generally eligible for a deferral from United States taxation until such earnings are repatriated to the United States; and
•	we believe that we will not generate any significant amount of income inclusions under the income imputation rules applicable to a United States federal income tax purpose.

Therefore, no provision for U.S. federal income taxes or tax benefits on the undistributed earnings and/or loss of our company has been made.

Our business operations are solely conducted by our subsidiaries incorporated in Hong Kong and the PRC and we are governed by the Hong Kong and the PRC corporate tax laws. The income tax is calculated based on taxable income determined under the Hong Kong and the PRC GAAP. Based on our current setup, we are qualified for some preferential tax treatment.

There is no income tax expense in the periods ended June 30, 2008 and 2007.

Net Loss

Net loss was $320,426 for the six months ended June 30, 2008 compared to the $2.6 million loss for the same period in last year, representing an improvement of $2.3 million, or 88%. This improvement was contributed from the increase in early shipment requests from customers and the effective cost controlling measures.

Other Comprehensive Loss

Other comprehensive loss includes foreign currency translation loss on translating assets and liabilities in Hong Kong dollar to US dollar and unrealized loss / gain on available-for-sale securities totaling a loss of $70,855 and a gain of $82,990, for the six months ended June 30, 2008 and 2007, respectively.

Comprehensive loss

The net comprehensive loss was $391,281 for the six months ended June 30, 2008 compared to the loss of $2.6 million for the same period in last year, reduced by $2.2 million, or 85%.

Earnings per Share

The basic and diluted earnings per share was at a loss of $0.01 for the six months ended June 30, 2008 compared to a loss of $0.12 for the six months ended June 30, 2007. This is calculated based on the weighted average number of shares, outstanding during the period.

Fiscal Year Ended December 31, 2007 against Fiscal Year Ended December 31, 2006

Overview

Forests Global Inc. was incorporated in the State of Delaware on July 12, 2006. Forests Global Inc. is an investment holding company and operates through its subsidiary, Forests Manufacturing Limited, and its principal activities are manufacture and sale of Christmas decorations. On March 31, 2007, Forests Global Inc. had completed a restructuring plan resulted in effective 100% control of Forests Manufacturing Limited (“Forests Manufacturing”). On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (“Ease Dragon”) at a consideration of $0.13 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company. On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company. On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Jian City Forest”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Jian City Forest was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations. As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the years ended December 31, 2007 and 2006 were included in this discussion as if the transactions had occurred retroactively.

The artificial Christmas trees and decorations market continued to grow steadily in 2007, primarily as a result of increasing demands for artificial Christmas trees and appetites of new artificial Christmas trees styles. In 2006, we had saturated our production capacity and outsourced certain orders to other manufacturers. Hence, there was an unexpected increase in operating expenses. In 2007, we refocused on our efforts to products with higher margins and minimized the amount of outsourcing. Our revenues declined by 22% in 2007 as compared to 2006. Our net operating income increased to $0.85 million in 2007 compared to $0.55 million in 2006. Although we had decreased in net sales, the operating income increased by 54%. This was largely because of our focuses on higher margin products and minimized outsourcing.

Net Sales

Net sales were $14 million for the year ended December 31, 2007 as compared to $18 million for the year ended December 31, 2006, representing a decrease of $4 million or 22%. Our revenues decreased during this period primarily as a result of more focus in sales of higher margin products such as the new polyethylene tree products and reducing the more traditional, low end, lower margin, non-lit PVC based artificial Christmas tree orders.

There has been increasing market demands for polyethylene (“PE”) artificial Christmas trees. The PE artificial Christmas trees look more realistic and emulate more natural feel as real pines. We expect this growing trend for PE trees will continue. We decided to focus on this line of higher margin products and started to divert more resources and production capacity for the PE products. As a result of this change of focus, our sales amount in 2007 decreased compared to that of 2006 and yielded a lower gross profit in the year. The decrease in sales and gross profit were expected as the factory needed one season to ramp up to the speed in production efficiency for the new PE tree production process. Management also anticipates that the new manufacturing process for PE trees is more cost effective compared to that of the low end PVC-based trees and will benefit us in 2007 and subsequent seasons.

After our change of focus in 2007 to higher margined products, the net profit increased by $299,456, or 67% from 2006. We will continue to explore new products and manufacturing process based on PE materials that will result in better financial performance.

The following table sets forth the revenues contribution by geography:

	2007	2006
North America	30%	62%
Europe	24%	16%
Asia	41%	18%
South America	4%	3%
Rest of the world	1%	1%
	100%	100%

The net sales contribution by geography indicated that Asia topped at 41% and North America topped at 62% in 2007 and 2006, respectively. The revenues contributed from North America decreased by 32% from 62% in 2006 to 30% in 2007. It was resulted from major North American customers setting up their representative buying offices or regional branch buying offices in Asia for better supply chain management. Many orders in 2007 were from these buying offices in Asia rather than directly from the North American offices resulting in such a shift in geographic concentration of sales. Therefore, decrease in sales from North America did not imply demands of our products in North America had decreased. We expect that most of our net sales will continue to be derived from sales to our direct and indirect North American customers.

Sales to our Asian customers increased by 23%, from 18% in 2006 to 41% in 2007, was mainly due to the sales to the representative offices or buying branches of major end customers in North America.

The revenues from our European market increased by 8%, from 16% in 2006 to 24% in 2007, was primarily as a result of orders from two new major customers, Euromate and Number One Object.

Customers

Our five largest customers in the years ended December 31, 2007 and 2006, were as follows:

Top 5 Customers	% of sales	% of sales
	2007	2006
Santa’s Forest	8%	—
Seasonal Crafts	8%	—
Evertop Int’l Ltd.	8%	—
Fantasy Merchandising Co.	6%	—
Kaemingk B.V.	6%	—
Woolworth	—	8%
John Thomas	—	9%
Linens 'n Things	—	10%
Hortrend	—	7%
JC Penney	—	22%

Top 5 as % of total sales	36%	56%

We believe that our overall customer composition and the concentration of our top customers will change as we expand our business and seek to shift our product portfolio to higher margin products. However, the loss of, or significant reduction in orders from, any of our larger customers may still have a material impact on our financial condition and operating results.

Our customers usually submit purchase orders in the first two quarters which is the buying season for a particular year. The sales price is determined before the time of submission of purchase orders based on a function of the market price of iron, PVC, copper, and time of delivery. The manufacturing activities are determined and scheduled upon the actual and projected sales information obtained in the buying season. Production starts in early second quarter on and runs into heavy production cycle in the second and third quarters. The finished products are delivered to our customers during the third and forth quarters.

Cost of Sales

Cost of sales decreased from $15.05 million for the fiscal year ended December 31, 2006 to $11.57 million for the fiscal year ended December 31, 2007, a decrease of $3.48 million or 23%. Cost of sales measured by percentage of net sales decreased from 83% to 81%. Such decrease was resulted from higher margin orders.

Cost of sales principally consists of the cost of raw materials, labor, utilities, manufacturing costs, and other fixed costs directly related to manufacturing. The lower net sales also yielded a lower Cost of Sales.

Suppliers

The following table sets forth the percentage of purchases from our largest suppliers:

Top 5 Suppliers	% of purchase	% of purchase
	2007	2006
Lun Rigid New Material Corp.	—	—
Neo-Neon International Ltd.	—	—
So Yang Enterprises Ltd.	34%	27%
Dong Fang (Tian Jin)	9%
Hong Yuan Christmas Plastics	6%	6%
Dong Sheng Plastics (HK) Co, Ltd.	6%	7%
Kam Fai Eneterprises	7%	8%
Win Home Enterprises Ltd.	—	5%

Top 5 as % of total purchase	62%	53%

Our largest supplier for the fiscal year 2007 and 2006 was So Yang Enterprises Limited. We purchased lighting components from So Yang Enterprises Limited for our artificial Christmas tree products.

Gross Profit

Gross profit for the fiscal year ended December 31, 2007 was $2.69 million, or 19% of net sales, as compared to the gross profit of $3.14 million, or 17% of net sales for the fiscal year ended December 31, 2006. Our gross profit decreased in 2007 compared to that of 2006 as a result of lower net sales in 2007.

Operating Expenses

Selling and distribution expenses were $484,477 for fiscal year 2007 compared to $655,096 in fiscal year 2006, a decrease of $170,619. Selling expenses include advertising expenses, entertainment, transportation, inspection charges, traveling expenses and freight. General and administrative expenses declined to $1.31 million for the fiscal year ended December 31, 2007 from $1.89 million for the prior fiscal year, a decrease of $576,761, or 31%. As a percentage of net sales, general and administrative expenses were 9% and 10% for the fiscal years 2007 and 2006, respectively.

Depreciation decreased from $42,983 to $42,856 for the fiscal year 2007.

Operating expenses were $1.84 million for fiscal year 2007 compared to $2.59 million for fiscal year 2006, a decrease of $747,507. As a percentage of net sales, operating expenses were 13% of net sales in 2007 compared to 14% of net sales in 2006. The decrease was due to lower net sales and reduction of outsourcing in 2007.

Despite of the reduction of net sales and gross profit in 2007, the following operating expenses decreased resulting in an increase in income from operation:

•	Outward freight charges were decreased by $155,154, from $629,668 to $474,514 or 25% as the sales revenue in 2007 dropped by 21.6%.
•	Bank charges were decreased by $78,872, from $122,443 to $43,571 or 64% as we were minimizing Letter of Credit use in favor of factoring.
•
Bad debt was decreased by $284,735, from $304,602 to $19,867 or 93%. In 2006, two financially troubled customers led to approximately $156,000 in bad debts. Another approximately $115,000 was booked as a bad debt from a customer because of dispute regarding a missed delivery deadline. In 2007, there was one bad debt of $19,867 from one customer that had been long outstanding and not expected to be recoverable. We plan to reduce the risks of bad debts by utilizing factoring services, strengthening our quality control and making proper production scheduling arrangement.

•
Commission paid to sales representatives/customers were dropped by $181,660, from $346,617 to $164,957 or 52%. This was resulted from increased number of direct sales orders to customers as suppose to buying agents in 2007.

We expect the operating expenses as a percentage of net sales will continue to decrease as we become more efficient with our PE production lines and our continuous efforts to explore new ways to improve operation efficiency.

Income from Operations

Income from operations totaled $849,251 for the fiscal year ended December 31, 2007 as compared to the operating income of $553,380 for the fiscal year ended December 31, 2006, an increase of $295,871, or 53%.

As a percentage of net sales, operating income was 6% in 2007 as compared to 3% for the prior year. The 100% increase of operating margin mainly due to a decrease in the sales of lower margin products in 2007.

Other Income (Expense)

Other expense totaled to $30,875 in the fiscal year 2007 as compared to $52,580 in the prior year. Other income/expense includes dividend income, gain on forward contract, interest income, imputed interest expenses, and interest expenses.

Income Tax

We are a company incorporated in the State of Delaware and conduct substantially all our operations through our Hong Kong and PRC operating companies. Although we are subject to the United States taxation, we do not anticipate incurring significant United States income tax liability for the foreseeable future because:

•	we did not conduct any material business or maintain any branch office in the United States during the year ended December 31, 2007;
•	the earnings generated from our non-US operating companies are generally eligible for a deferral from United States taxation until such earnings are repatriated to the United States; and
•	we believe that we will not generate any significant amount of income inclusions under the income imputation rules applicable to a United States federal income tax purpose.

Therefore, no provision for U.S. federal income taxes or tax benefits on the undistributed earnings and/or loss of our company has been made.

Our business operations are solely conducted by our subsidiaries incorporated in Hong Kong and the PRC and we are governed by the Hong Kong and the PRC corporate tax laws. The income tax is calculated based on taxable income determined under the Hong Kong and the PRC GAAP. Based on our current setup, we are qualified for some preferential tax treatment. The income tax expense was calculated based on the relevant laws and regulations in Hong Kong and the PRC. The income tax expense for the fiscal year ended December 31, 2007 was $73,478 compared to $55,358 for the same period in the prior year.

Under the current structure of the Company and its subsidiaries, our Hong Kong operation provides management, product design, raw materials and technical know-how to our PRC operation where all processing and manufacturing of goods take place. According to the Hong Kong Inland Revenue Department tax concession, Departmental Interpretation and Practices Note 21 (DIPN21), companies under such arrangement for manufacturing of goods for export outside of mainland China are subject to preferential tax treatment. In our case, under the concession of DIPN21 in relation to the manufacturing profit under processing or assembly arrangement, the profits tax rate was reduced by 50% to 8.75%. The effective income tax rates for 2007 and 2006 were 9.0% and 11.1%, respectively.

We believe our taxes will be at a similar level in the future as Hong Kong and PRC governments are committed to tax incentive programs for export goods manufacturers.

Net Income

The consolidated net income increased to $744,898 in the fiscal year ended December 31, 2007 from $445,442 in the fiscal year ended December 31, 2006.

Comprehensive Income

The effect of foreign currency translation, comprehensive income in fiscal 2007 increased to $939,804 as compared to that of $514,312 for fiscal 2006. As a percentage of net sales, net income (including comprehensive income) was approximately 7% for the fiscal year ended December 31, 2007, improved 133% from 3% for the year ended December 31, 2006.

Earnings per Share

Earnings per share on a basic basis was $0.03 for the fiscal year ended December 31, 2007 compared to $0.02 for the fiscal year ended December 31, 2006. This is calculated based on the weighted average number of shares, outstanding during the year.

Liquidity and Capital Resources

Cash

We financed our operations and capital expenditure through cash flows from operations and bank loans. We regularly review our cash funding requirements and attempt to meet those requirements through a combination of cash on hand, cash provided by operations, available borrowing under bank lines of credit and possible future public or private equity offerings. At times, we may evaluate possible acquisitions of, or investments in, businesses that are complementary to ours, which may require the use of cash. We believe our cash, operating cash flows, credit arrangements, and equity financing taken together, provide adequate resources to fund our ongoing operating expenditures for the balance of 2008. However, it is the management’s plan to expand our operations as quickly as reasonably practicable.

Under these circumstances, we may need substantial additional capital to fund such expansion efforts, meet increased working capital need or for other corporate purposes. To that end, we may seek to raise such additional funds through private or public sale of our equity, as well as from other sources. However, there can be no assurance that we will be able to raise capital when desired, or on terms favorable to us.

As of June 30, 2008, we had approximately $1,295,748 in cash, down $2,929,380 from $4,225,128 as of December 31, 2007. The decline was principally attributable to the increase in inventory level and investment on the land use rights for our factory relocation. Net cash used in operating activities amounted to $456,623 for the period ended June 30, 2008. This was primarily due to extended cash cycle driven by increase in inventory level. The inventory increased by $4.9 million at $6.9 million as of June 30, 2008 from $2.0 million as of December 31, 2007. Such increase in inventory was due to increased raw material inventory, work in progress and completed sales orders await for shipping. The increased inventory of raw materials was a direct result of our bulk purchasing strategy for core production materials in the period. With the bulk purchase of raw materials, we believed it would not only lower our average cost of sales, but also would help us better manage our production schedule and meet the production demands arising from increased sales orders in 2008.

The impact on our liquidity resulted from the increase in inventory level was offset by the increased supply of collateralized bank advances from our two major bankers for an additional $2.0 million. Further, the balance due to suppliers was also increased by $2.9 million.

Investing activities used in cash of $2,842,993 for the six months ended June 30, 2008, primarily as a result of acquisition of land use rights. The land use rights are to be used for future production facility relocation. We are planning to relocate our production facilities to Jian City from Fenggang Town, Dongguan City, Guangdong Province in PRC in phases starting in 2009. The relocation to the Jian City facility will increase our production capacity up to about 400% of our current capacity and lower our cost of production.

Financing activities provided net cash inflow of $367,834 during the six months ended June 30, 2008. This was primarily as a result of amount advanced by a director.

Account Receivables

Account receivables were $1.7 million as of June 30, 2008, compared to $1.3 million as of December 31, 2007. It was increased by $439,379 as more sales were recognized in the first half year of 2008 and new debts due from customers were generated.

There was $148,227 bad debt incurred in the six months ended June 30, 2008. It was due to a customer in financial difficulties. The Company makes provision for doubtful debts for the debts aged for more than one year. Currently, we do not anticipate any other accounts that are delinquent and would require a bad debt allowance. We have bad debts on average of less than 1% of net sales in 2006 and 2007. We believe our current bad debt level does not have significant impact on our liquidity. To further secure payment from customers and reduce the risk of bad debts, we have obtained non-recourse factoring facilities from two major bankers. Under these factoring facilities, a 90% of the sales proceeds are guaranteed for major customers.

Discussion of liquidity position by turnover period:

	Q2 2008	Q2 2007	Variance
	Days	Days	Days
Inventory Turnover Days	218.0	77.4	140.6
AR Turnover Days	59.9	121.2	(61.3)
AP Turnover Days	72.2	151.7	(79.5)

Inventory turnover days in the six months ended June 30, 2008 increased significantly by 140.6 days, from 77.4 days in the same period in 2007 to 218.0 days in 2008. This was mainly caused by the increase in closing inventory in the first half of 2008 by $4.9 million compared to the closing inventory in the same period of 2007. Out of the closing inventory of $6.9 million in the six months ended June 30, 2008, $3.7 million was raw materials, $2.5 million was work in progress and $0.7 million was finished products. The inventory of $2.1million as of June 30, 2007 consisted of raw materials and work in progress. One reason for the great increase in the inventory turnover days was due to our increased level of raw materials resulting from our bulk purchase strategy. Another reason was that we speeded up production to fulfill the increased sales orders in 2008.

The Account Receivables turnover days improved by 61.3 days from 121.2 days in the first half of 2007 to 59.9 days in the same period of 2008. It was mainly due to the significant increase in sales level by $2.7 million or 146% in the six months period ended June 30, 2008.

The Account Payables turnover days improved by 79.5 days, from 151.7 days in the first half of 2007 to 72.2 days in the same period of 2008. It was due to increased raw material purchases of $3.7 million or 103% from $3.5 million to $7.2 million for the six months ended June 30 of 2007 and 2008, respectively.

Detailed description of short term and long term sources of liquidity

The following list provides a summary of our source of liquidity from bank lines of credit provided by three local banks in Hong Kong:

Banking Facilities	Amount
Combined bank overdraft and trade finance	$8,731,860
Mortgage loans	$1,922,916
Project financing	$1,281,944
Business card	$12,819
Factoring	$6,845,833
TOTAL	$18,795,372

The current total available banking facilities is about $18.8 million and we expect the amount will increase as we expect sales orders from major customers will increase. As of June 30, 2008, we have $5.5 million collateralized bank advances including $4.5 million manufacturing loans, $614,673 import loans, $255,100 discounted bills and $131,286 factoring services. The maturity dates for these loans are September 2008. These bank advances are settled by the sales proceeds from normal business activities.

For the planned capital expenditure, including the plant relocation, we intend to finance by construction loans and project finance. The loan will mainly be secured by the land acquired in Jian City, Jiangxi Province.

Commitments And Contingencies

Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $8,414, $5,106, $4,875 and $27,159 per month which expire on June 30, 2009, August 15, 2009, December 31, 2009 and July 31, 2010 respectively.

As of June 30, 2008, the Company had outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2008	-
2009	257,598
2010	678,818
$936,416

Cross unlimited guarantee

We have given a cross unlimited guarantee to two banks in respect of banking facilities granted to a third party customer to the extent of $6,845,833 and $9,396,553 for the six months ended June 30, 2008 and June 30, 2007 respectively. The third party customer has not utilized the banking facilities as of June 30, 2008 and 2007 and accordingly we are not liable for any potential claims against the cross guarantee. The facilities are subject to review annually.

This was resulted from a prior arrangement that we were making sales through the third party marketing efforts and that the third party customer required certain banking facilities in order to secure the sales. We intend to cancel this cross unlimited guarantee at the next banking facility review.

Financial instruments commitments

We had a notional amount of $5 million or $10 million, $100,000 or $300,000, and $1 million or $3 million as of June 30, 2008 and $3 million or $6 million, $5 million or $10 million and $100,000 or $200,000 as of June 30, 2007, respectively, of foreign currency forward exchange contracts outstanding. The contracts were in US Dollar calculated by reference to Renminbi or Hong Kong Dollar.

Capital commitments

As of June 30, 2008, we had capital commitments of $4,230,417 for the purchases of 2 properties in Hong Kong.

Revenue Recognition

We recognize revenue, in accordance with Staff Accounting Bulletin ("SAB") No.101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition: Corrected Copy, when title and risk of loss are transferred to the customer, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is probable. Title and risk of loss transfer when the product is delivered to the customer or upon shipment. All purchase orders contained agreeable pricing information on product purchased. Sales are not recognized if the finished goods are still stored in our factory or warehouse and the title of ownership has not yet passed to the customers. When the delivery instruction is received and the finished goods have been shipped, only then it is recognized as sales.

Seasonal effects have great impact on the sales of artificial Christmas decorative products. Ordering of raw materials and production preparation are done in the first quarter of the year, but minimal sales are recorded because very minimal orders are shipped during this period. In second quarter, production of some sales orders is completed. Finished goods are stored and ready for customers’ delivery instructions. Sales level in second quarter is usually low but the inventory level is high as the values of raw materials, work in progress and finished goods are included in the closing stock. Our customers normally make arrangements to have the orders shipped in the third quarter. Once the finished goods are shipped, the orders will be recognized as sales. Therefore, we normally experience significantly higher sales in the third quarter of the year.

We may enter into arrangements to offer certain pricing discounts and allowances that do not provide an identifiable separate benefit or service or may enter into arrangements to provide certain free products. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), we record the pricing discounts and allowances as a reduction of sales directly. The average trade discount of such nature is about 3% of the gross sales amount stated on the sales invoices. Since we directly record net sales in the period when the finished products are shipped, there is no provision for pricing discount or allowances. The cost of free samples is insignificant and it is included in the direct material costs shared by the total quantity of goods sold during the year.

Critical Accounting Policies

The Company’s significant accounting policies are described in Note 1 to the audited consolidated financial statements included in this registration statement for the years ended 2007 and 2006. We believe that the application of these policies on a consistent basis enables our company to provide useful and reliable financial information about the company's operating results and financial condition. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our investors.

Recent Accounting Pronouncements

In September 2006, FASB issued Statement 157, “Fair Value measurements”. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have an impact on the Company’s results of operations or financial condition.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective on January 1, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 141 (Revised 2007), “Business Combinations”. This statement provides guidance on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement will become effective where is the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statement – an amendment of ARB No. 51”, which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. This will be effective for all full fiscal and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and non derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

In May 2008, the FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that presented in conformity with generally accepted accounting principles in the United States of America. SFAS No. 162 will be effective 60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS 162 will have a significant impact on the Company’s consolidated financial statements.

DESCRIPTION OF PROPERTY

We rent the following properties:

•	Use: Office/Showroom
•	Address: 2/F., Fat Lee Industrial Building, 17 Hung To Road, Kwun Tong, Kowloon, Hong Kong
•	Number of Square : 10,000 sq. feet
•	Name of Landlord: Kennie International Ltd.

•	Term of Lease: 4 Years (August 16, 2005 to August 15, 2009)
•	Monthly Rental: HK$39,800 ($5,102)
•	The property is adequate for our current needs.

•	Use: Factory/Showroom
•	Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Factory)
•	Number of Square : 28,745 sq. meter
•	Name of Landlord: Dong Guan Shi Feng Gang Zhen San Lian He Fu Du Gu Fen Jing Ji He Zuo Shi
•	Term of Lease: 5 Years (August 1, 2005 to July 31, 2010)
•	Monthly Rental: RMB201,100 ($27,134)
•	The property is adequate for our current needs.

•	Use: Factory
•	Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Dormitory)
•	Number of Square : 3,580 sq. meter
•	Name of Landlord: Dong Guan Shi Feng Gang Zhen San Lian He Fu Du Gu Fen Jing Ji He Zuo Shi
•	Term of Lease: 5 Years (July 1, 2003 to June 30, 2008), to be renewed for 2 more years (July 1, 2008 to June 30, 2010)
•	Monthly Rental: RMB48,600 ($6,557)
•	The property is adequate for our current needs.

•	Use: Warehouse
•	Address: Sanlian Administration Zone, Fenggang Town, Dongguan City, Guangdong Province, China (Office & Factory)
•	Number of Square : 8,900 sq. meter
•	Name of Landlord: Great Profits Enterprises Ltd.
•	Term of Lease: 5 Years (July 1, 2004 to June 30, 2009)
•	Monthly Rental: RMB62,300 ($8,406)
•	The property is adequate for our current needs.

•	Use: Director’s quarter
•	Address: House No. 21, 11th Street, Hong Lok Yuen, Tai Po, New Territories, Hong Kong
•	Number of Feet: 2,850 sq. feet
•	Term of Lease: 3 Years (January 1, 2007 to December 31, 2009)
•	Monthly Rental: HK$38,000 ($4,871)

We do not intend to renovate, improve, or develop properties, except for the development of our new manufacturing facility in China. We are not subject to competitive conditions for property and currently have no property in insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

As of June 30, 2008, a related party, Great Profits Enterprise Ltd, owned by our directors William Tang and Hau Keung Wong, owed us $100,691 for advances which are unsecured, interest-free and repayable on demand.

During the six months ended June 30, 2008, Great Profits Enterprise Ltd., repaid us $50,757 and $235,427 in the form of factory and office rental space in China for the six months and material purchase, respectively, for a total of $286,002. On August 4, 2008, Great Profits Enterprises Ltd. repaid the remaining $100,691. Therefore, the total amount of $100,691 owed by Great Profits Enterprises Ltd. as of June 30, 2008 was fully repaid as of August 4, 2008.

We were owed $178,554 and $993,328 by Great Profits Enterprise Ltd., as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free.

As of June 30, 2008, we owed directors, William Tang and Hau Keung Wong, and a related company, Best Smart Manufacturing Ltd., $468,820 and $3,069 respectively for advances which are unsecured, free of interest payment and repayable on demand. Imputed interest is charged at 5% per annum on the amount due. Total imputed interest recorded as additional paid-in capital amounted to $10,606 and $1,338 for the six months ended June 30, 2008 and 2007, respectively.

We owed a related company, Best Smart Manufacturing Ltd., $3,069 and $4,249 as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free. Imputed interest is charged at 5% and 6% per annum in 2007 and 2006 respectively on the amounts owed. Total imputed interest recorded as additional paid-in capital amounted to $2,740 and $12,321 for the years ended December 31, 2007 and 2006 respectively. These transactions and amounts relate to raw materials purchases that Best Smart made for us. Best Smart Manufacturing Ltd. made less than 5% on purchases to cover the overheads.

We were owed $50,000 and $273,066 by directors, William Tang and Hau Keung Wong, as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free. These loans were fully repaid before March 31, 2008.

We purchased raw materials amounting to $157,574 and $189,254 from a related company, Great Profits Enterprise Ltd., during the years ended December 31, 2007 and 2006 respectively. Great Profits made less than 10% on the purchases to cover the overheads.

We have discontinued the practice of having these related parties purchase raw materials for us.

We paid rent amounting to $79,716 and $79,555 to a related company, Great Profits Enterprise Ltd. during the six months ended June 30, 2008 and 2007 respectively. We paid rent amounting to $100,871 and $92,528 to a related company, Great Profits Enterprise Ltd., during the years ended December 31, 2007 and 2006 respectively. This is based on market values of similar premises wich are comparable to ours.

We believe the transactions and agreements with related parties were comparable to terms we could have obtained from non-affiliated parties.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or he desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Penny Stock Considerations

Our shares will be "penny stocks" as that term is generally defined in the Securities Exchange Act of 1934 to mean equity securities with a price of less than $5.00. Our shares thus will be subject to rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving a penny stock.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale, unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations the broker-dealer is required to:

• Deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commissions relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt;
• Disclose commissions payable to the broker-dealer and our registered representatives and current bid and offer quotations for the securities;
• Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value and information regarding the limited market in penny stocks; and
• Make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction, prior to conducting any penny stock transaction in the customer's account.

Because of these regulations, broker-dealers may encounter difficulties in their attempt to sell shares of our common stock, which may affect the ability of selling shareholders or other holders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements could impede the sale of our securities, if our securities become publicly traded. In addition, the liquidity for our securities may be decreased, with a corresponding decrease in the price of our securities. Our shares in all probability will be subject to such penny stock rules and our shareholders will, in all likelihood, find it difficult to sell their securities.

OTC Bulletin Board Qualification for Quotation

To have our shares of common stock on the OTC Bulletin Board, a market maker must file an application on our behalf in order to make a market for our common stock. We have engaged in preliminary discussions with an NASD Market Maker to file our application on Form 211 with the NASD, but as of the date of this prospectus, no filing has been made. Based upon our counsel’s prior experience, we anticipate that after this registration statement is declared effective, it will take approximately 2 – 8 weeks for the NASD to issue a trading symbol.

Holders

As of the date of this registration statement, we had 42 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts, as the board of directors deems relevant.

Reports to Shareholders

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file periodic reports, proxy statements, and other information with the Securities and Exchange Commission through December 31, 2008, assuming this registration statement is declared effective before that date. Thereafter, we will continue as a voluntary reporting company and will not be subject to the proxy statement or other information requirements of the 1934 Act. We are not required under Section 12(g) or otherwise to become a mandatory 1934 Act filer unless we have more than 500 shareholders and total assets of more than $10 million on December 31, 2008. However, at or prior to December 31, 2008, we intend voluntarily to file a registration statement on Form 8-A. This will require us to file quarterly and annual reports with the SEC and will also subject us to the proxy rules of the SEC. In addition, our officers, directors and 10% stockholders will be required to submit reports to the SEC on their stock ownership and stock trading activity. If we do not file a registration statement on Form 8-A at or prior to December 31, 2008, our securities can no longer be quoted on the OTC Bulletin Board. We currently intend to voluntarily send an annual report to shareholders containing audited financial statements.

Where You Can Find Additional Information

We have filed with the Securities and Exchange Commission a registration statement on Form S-1. For further information about us and the shares of common stock to be sold in the offering, please refer to the registration statement and the exhibits and schedules thereto. The registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 100 F St., N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed with the SEC are also available at the web site maintained by the SEC at http://www.sec.gov.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes all compensation awarded to, earned by, or paid to our Principal Executive Officer, our two most highly compensated executive officers other than our PEO who occupied such position at the end of our latest fiscal year and up to two additional executive officers who would have been included in the table below except for the fact that they were not executive officers at the end of our latest fiscal year, by us, or by any third party where the purpose of a transaction was to furnish compensation, for all services rendered in all capacities to us for the latest two fiscal years ended December 31, 2007 and 2006.

Name	Title	Year	Salary	Bonus	Stock awards	Option awards	Non equity incentive plan compensation	Non qualified deferred compensation	All other compensation	Total
William Tang	President	2007	96,871	0	0	0	60,051	0	0	156,922
Hau Keung Wong	VP Production	2007	96,871	0	0	0	64,460	0	0	161,331
Lai Li Liu	General Manager	2007	58,206	0	0	0	0	0	0	58,206

William Tang	President	2006	92,258	0	0	0	50,939	0	0	143,197
Hau Keung Wong	VP Production	2006	92,258	0	0	0	49,069	0	0	141,327
Lai Li Liu	General Manager	2006	55,345	0	0	0	0	0	0	55,345

Employment Contracts

Only Ms Lai Li Liu in management has an employment contract in place, which provides for a salary of $4,850 monthly and termination by either party upon one month notice.

Mr. Tang and Mr. Wong’s compensation are comprised of salary and expense allowance as listed in the above table. We have no written employment agreement with them.

Board Compensation

Directors are compensated with Director’s Fee and expense allowance as listed in the above table.

FINANCIAL STATEMENTS

FORESTS GLOBAL INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006

FORESTS GLOBAL INC.
AND SUBSIDIARIES

Jimmy C.H. Cheung & Co Certified Public Accountants (A member of Kreston International)	Registered with the Public Company Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of:
Forests Global Inc.

We have audited the accompanying consolidated balance sheets of Forests Global Inc. and subsidiaries as of December 31, 2007 and 2006 and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Forests Global Inc. and subsidiaries, as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for the years ended December 31, 2007 and 2006, in conformity with accounting principles generally accepted in the United States of America.

JIMMY C.H. CHEUNG & CO
Certified Public Accountants

Hong Kong

Date: July 10, 2008

1607 Dominion Centre, 43 Queen’s Road East, Wanchai, Hong Kong
Tel: (852) 25295500 Fax: (852) 28651067 Email: jimmycheung@jimmycheungco.com
Website: http://www.jimmycheungco.com

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FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$4,225,128	$189,176
Restricted cash	256,348	452,264
Available-for-sale securities	888,649	726,220
Accounts receivable, net of allowances	1,275,665	1,396,916
Inventories, net	1,986,577	1,213,182
Due by a director	50,000	273,066
Due by a related company	178,554	993,328
Other current assets and prepaid expenses	1,637,126	361,925
Total Current Assets	10,498,047	5,606,077

PROPERTY AND EQUIPMENT, NET	390,423	525,573

LONG-TERM RESTRICTED CASH	128,174	128,593

DEFERRED TAX ASSETS	3,423	-
TOTAL ASSETS	$11,020,067	$6,260,243

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Cash overdraft	$836,937	$-
Accounts payable	1,414,390	2,868,346
Other payables and accrued liabilities	956,391	760,493
Notes payable	527,332	31,895
Collateralized bank advances	3,434,771	-
Due to a related company	3,069	4,249
Income tax payable	27,988	13,409
Total current liabilities	7,200,878	3,678,392

LONG-TERM LIABILITIES
Deferred tax liabilities	-	3,706
Total long-term liabilities	-	3,706

Total Liabilities	7,200,878	3,682,098

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 20,000,000 share authorized and none issued and outstanding as of December 31, 2007 and 2006)	-	-
Common stock ($0.001 par value, 100,000,000 shares authorized as of December 31, 2007 and 2006; 25,000,000 shares issued and outstanding as of December 31, 2007 and 21,840,000 shares issued and outstanding as of December 31, 2006)	25,000	21,840
Additional paid-in capital	1,005,605	690,025
Deferred stock compensation	(17,500)	-
Retained earnings - unappropriated	2,587,400	1,842,502
Accumulated other comprehensive income	218,684	23,778
Total Stockholders' Equity	3,819,189	2,578,145

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$11,020,067	$6,260,243

The accompanying notes are an integral part of these financial statements

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FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

NET SALES	$14,252,867	$18,188,804

COST OF SALES	(11,565,377)	(15,049,678)
GROSS PROFIT	2,687,490	3,139,126

OPERATING EXPENSES
Selling and distribution expenses	484,477	655,096
General and administrative expenses	1,310,906	1,887,667
Depreciation	42,856	42,983
Total operating expenses	1,838,239	2,585,746

INCOME FROM OPERATIONS	849,251	553,380

OTHER INCOME (EXPENSES)
Gain on foreign currency forward exchange contract	65,879	1,911
Interest and dividend income	25,739	34,451
Management fee income	5,343	9,575
Other income	40,403	21,152
Interest expenses	(168,239)	(119,669)
Total other expenses, net	(30,875)	(52,580)

INCOME FROM OPERATIONS BEFORE TAXES	818,376	500,800

INCOME TAX EXPENSE	(73,478)	(55,358)

NET INCOME	744,898	445,442

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	30,203	(6,614)
Unrealized gain on available-for-sale securities,
net of taxes	164,703	75,484

COMPREHENSIVE INCOME	$939,804	$514,312

Net income per share-basic and diluted	$0.03	$0.02

Weighted average number of shares outstanding during the year -
basic and diluted	23,692,712	21,840,000

The accompanying notes are an integral part of these financial statements

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FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

			Additional	Deferred	Unappropriated	Accumulated other
	Common Stock		paid-in	stock	retained	comprehensive
	Shares	Amount	capital	compensation	earnings	(loss) income	Total

Balance at December 31, 2005	-	$-	$649,544	$-	$1,397,060	$(45,092)	$2,001,512

Share issued to founders for cash	21,840,000	21,840	28,160	-			50,000

Net income for the year	-	-	-	-	445,442	-	445,442

Imputed interest expenses on due to a related company and a director	-	-	12,321	-	-	-	12,321

Unrealized gain on available-for-sale
securities, net of taxes	-	-	-	-	-	75,484	75,484

Foreign currency translation loss	-	-	-	-	-	(6,614)	(6,614)

Balance at December 31, 2006	21,840,000	21,840	690,025	-	1,842,502	23,778	2,578,145

Shares issued for cash	2,910,000	2,910	288,090	-	-	-	291,000

Shares issued to attorney for services	150,000	150	14,850	(7,500)	-	-	7,500

Shares issued to transfer agent for services	100,000	100	9,900	(10,000)	-	-	-

Net income for the year	-	-	-	-	744,898	-	744,898

Imputed interest expenses on due to a related company and a director	-	-	2,740	-	-	-	2,740

Unrealized gain on available-for-sale securities, net of taxes	-	-	-	-	-	164,703	164,703

Foreign currency translation income						30,203	30,203
Balance at December 31, 2007	25,000,000	$25,000	$1,005,605	$(17,500)	$2,587,400	$218,684	$3,819,189

The accompanying notes are an integral part of these financial statements

4

FORESTS GLOBAL INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$744,898	$445,442
Adjusted to reconcile net income to cash provided
by operating activities:
Bad debts written off	19,868	304,602
Depreciation - cost of sales	167,163	160,987
Depreciation-operating expenses	42,856	42,983
Loss on disposal of property and equipment	1,615	11,468
Imputed interest expenses	2,740	12,321
Stock issued for services	7,500	-
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	96,830	(219,518)
Other current assets and prepaid expenses	(1,276,446)	16,207
Inventories	(777,395)	400,309
Increase (decrease) in:
Accounts payable	(1,444,667)	1,356,887
Other payables and accrued liabilities	198,390	217,036
Collaterized bank advances	3,434,947	(693,063)
Other tax payables	(7,117)	(5,745)
Income tax payable	14,624	(2,656)
Net cash provided by operating activities	1,225,806	2,047,260

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(37,866)	(96,432)
Restricted cash	194,449	(297,198)
Due by a related company	811,574	(994,289)
Due by a director	222,348	(273,281)
Net cash provided by (used in) investing activities	1,190,505	(1,661,200)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	291,000	-
Loan borrowed	643,383	105,548
Repayment of loan	(147,817)	(166,910)
Cash overdraft	836,979	(160,941)
Due to a related company	(1,166)	(1,245)
Due to a director	-	(71,487)
Net cash provided by (used in) provided by financing activities	1,622,379	(295,035)

EFFECT OF EXCHANGE RATES ON CASH	(2,738)	(20,026)

NET INCREASE IN CASH AND CASH EQUIVALENTS	4,035,952	70,999

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	189,176	118,177

CASH AND CASH EQUIVALENTS AT END OF YEAR	$4,225,128	$189,176

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expenses	$165,500	$107,348
Cash paid for income tax	$65,971	$63,759

The accompanying notes are an integral part of these financial statements

5

FORESTS GLOBAL INC. AND SUBSIDARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ORGANIZATION

(A)	Organization

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an authorized capital of $50,000. Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with a registered capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s’ principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $1 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $1 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the years ended December 31, 2007 and 2006 were included in the consolidated financial statements as if the transactions had occurred retroactively.

Forests Global, Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima are hereinafter referred to as (“the Company”)

(B)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(C)	Principles of consolidation

The accompanying consolidated financial statements as of December 31, 2007 include the financial statements of Forests Global and its 100% owned subsidiaries Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima.

The accompanying consolidated financial statements as of December 31, 2006 include the financial statements of Forests Global and its wholly owned subsidiaries, Red Triangles, Forests Manufacturing, Ease Dragon and Yima.

All significant inter-company balances and transactions have been eliminated in consolidation.

6

(D)	Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with a maturity of less than three months or less.

(E)	Restricted Cash

The Company’s financing facilities require a minimum cash deposit as security in the amount of $256,348 for borrowings outstanding under its revolving demand financing facilities. The restricted cash amount is classified as a current asset in the balance sheets since the borrowings it secures are classified as current liabilities. The total amount of restricted cash as of December 31, 2007 and December 31 2006 was $256,348 and $452,264 respectively.

(F)	Accounts receivable

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them. As of December 31, 2007 and 2006, the Company considers all its accounts receivable to be collectable and no provision for doubtful accounts has been made in the financial statements.

(G)	Inventories

Raw materials are stated at the lower of cost or market value, cost being calculated on the weighted average basis.

Finished goods are stated at the lower of cost or net realizable value, cost being determined on the weighted average basis.

The Company provides for inventory allowances based on excess and obsolete inventories determined principally by customer demand.

(H)	Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less estimated residual value over the assets’ estimated useful lives. The estimated useful lives are as follows:

Plant and machinery	8 Years
Motor vehicles	5 Years
Furniture, fixtures and equipment	5 Years

(I)	Available-for-sale securities

Investments in mutual funds are classified as available-for-sale securities and are included in current assets are reported at fair market value based on quoted market prices. Unrealized gains and losses, net of taxes, are reported as a component of stockholders’ equity.

(J)	Fair value of financial instruments

Statement of Financial Accounting Standards (“SFAS”) No. 107, "Disclosure about Fair Value of Financial Instruments," requires certain disclosures regarding the fair value of financial instruments. The carrying value of cash and cash equivalents, accounts receivable (trade, related party and others), accounts payable (trade and related party) and accrued liabilities, notes payable and other loan payable approximate their fair value because of the short-term nature of these instruments. Available-for-sale securities are stated at fair values which are based upon quoted market prices. The management of the Company is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

The Company has limited involvement with derivative financial instruments and does not use them for hedging purposes. The Company enters into foreign currency forward exchange contracts which are not designated as hedges and are recorded at fair value with any gain or loss recognized in the current year earnings in the period of change in accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”..

7

Net gains related to these contracts of $65,879 and $1,911 were recorded in fiscal 2007 and fiscal 2006 respectively. These amounts, included in Other Income (Expenses), net, in the Statements of Operations and Comprehensive Income, consist of gains and losses from contracts settled during fiscal 2007 and 2006 as well as contracts outstanding at December 31, 2007 and 2006 that are recorded at fair value.

The Company had a notional amount of $5 million or $10 million and $3 million or $6 million as of December 31, 2007 and $5 million or 10 million as of December 31, 2006 of foreign currency forward exchange contracts outstanding, all of which were in U.S. dollars (“US$”) calculated by reference to Renmenbi (“RMB”). The foreign currency forward exchange contracts generally have maturities that do not exceed 12 months and require that the Company or the financial institution settle the net amount in US$ between the rate on the expiration date and that agreed to at the inception of the contracts. The foreign currency forward exchange contracts were taken out with large international financial institutions.

(K)	Long-lived assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. The Company believes that no impairment of property and equipment exists at December 31, 2007.

(L)	Revenue recognition

The Company recognizes revenue, in accordance with Staff Accounting Bulletin ("SAB") No.101, Revenue Recognition in Financial Statements, as amended by SAB No. 104, Revenue Recognition: Corrected Copy, when title and risk of loss are transferred to the customer, the sales price is fixed or determinable, persuasive evidence of an arrangement exists, and collectability is probable. Title and risk of loss transfer when the product is delivered to the customer or upon shipment.

The Company also recognizes management fee income from a third party for the usage of the Company’s office and human resources in accordance with the terms of a management service agreement. The management fee agreement is reviewed annually and the fee was charged quarterly at 1% and 2% for the year ended December 31, 2007 and 2006 respectively on the relevant expenses including rent, utilities and staff salaries.

The Company may enter into arrangements to offer certain pricing discounts and allowances that do not provide an identifiable separate benefit or service or may enter into arrangements to provide certain free products. In accordance with Emerging Issues Task Force ("EITF") Issue No. 01-09, Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), the pricing discounts and allowances are recorded as a reduction of sales and the cost of free products is recorded ratably into cost of products sold based upon the underlying revenue transaction.

(M)	Foreign currency translation

Forests Global, Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima maintain their accounting records in their functional currencies Hong Kong Dollars (“HK$”), HK$, HK$, HK$, RMB and RMB respectively.

Foreign currency transactions during the year are translated to the functional currency at the approximate rates of exchange on the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the approximate rates of exchange at that date. Non-monetary assets and liabilities are translated at the rates of exchange prevailing at the time the assets or liabilities were acquired. Exchange gains or losses are recorded in the statements of operations.

The financial statements of Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon (whose functional currency is HK$) and Forest Industry and Yima (whose functional currency is RMB) are translated into US$ using the closing rate method. The balance sheet items are translated into US$ using the exchange rates at the respective balance sheet dates. The capital and various reserves are translated at historical exchange rates prevailing at the time of the transactions while income and expenses items are translated at the average exchange rate for the year. All exchange differences are recorded within equity. The translation difference recorded for the years ended December 31, 2007 and 2006 was a gain of $30,203 and a loss of $6,614 respectively.

8

(N)	Other comprehensive income (loss)

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for reporting and display of comprehensive income and its component. SFAS No.130 requires companies to report comprehensive income that includes unrealized holding gains and losses and other items that have previously been excluded from net income and reflected instead in stockholders’ equity.

	December 31, 2007	December 31, 2006

Unrealized gain on available-for-sale securities, net of taxes	$193,305	$28,602
Foreign currency translation gain (loss)	25,379	(4,824)
Total accumulated other comprehensive income	$218,684	$23,778

(O)	Advertising costs

Advertising costs are expensed as incurred. Advertising expenses totaled $4,815 and $10,136 for the years ended December 31, 2007 and 2006 respectively.

(P)	Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

(Q)	Income per share

Basic income per share is computed by dividing income available to common stockholders by the weighted average number of common stocks outstanding during the year. Diluted income per share is computed similar to basic income per share except that the denominator is increased to include the number of additional common stocks that would have been outstanding if the potential common stocks had been issued and if the additional common stocks were dilutive. There are no potentially dilutive securities for 2007 and 2006.

(R)	Recent accounting pronouncements

In September 2006, FASB issued Statement 157, “Fair Value measurements”. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have an impact on the Company’s results of operations or financial condition.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective on January 1, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 141 (Revised 2007), “Business Combinations”. This statement provides guidance on improving the relevance, representational faithfulness, and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. This Statement will become effective where is the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statement - an amendment of ARB No. 51”, which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. This will be effective for all full fiscal and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

9

2.	ACCOUNTS RECEIVABLE, NET OF ALLOWANCES

Accounts receivable at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Accounts receivable	$1,275,665	$1,396,916
Less: allowance for doubtful accounts	-	-
Accounts receivable, net	$1,275,665	$1,396,916

As of December 31, 2007 and 2006, the Company considered all accounts receivable collectable and has not recorded a provision for doubtful accounts.

3.	INVENTORIES

Inventories at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Raw materials	$1,986,577	$1,072,144
Finished goods	-	141,038
Less: provision for obsolescence	-	-
	$1,986,577	$1,213,182

4.	AVAILABLE-FOR-SALE SECURITIES

Available-for-sale securities at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Cost
HSBC China Fortune Capital Guaranteed Fund I	$695,344	$697,618

Unrealized gains	193,305	28,602
Market value	$888,649	$726,220

5.	OTHER CURRENT ASSETS AND PREPAID EXPENSES

Other current assets and prepaid expenses at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Other receivables	$359,892	$311,078
Rental and other deposits	32,418	50,847
Deposit for purchase of land use right	674,599	-
Design fee for factory	87,698	-
Deposit with suppliers	482,519	-
	$1,637,126	$361,925

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6.	PROPERTY AND EQUIPMENT, NET

The following is a summary of property and equipment at December 31:

	2007	2006

Furniture, fixtures and equipment	$430,288	$390,429
Machinery	754,488	686,515
Motor vehicles	256,091	243,130
	1,440,867	1,320,074
Less: accumulated depreciation	1,050,444	794,501
Property and equipment, net	$390,423	$525,573

Depreciation expense for the years ended December 31, 2007 and 2006 was $210,019 and $203,970 respectively.

7.	OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Other payables	$50,331	$37,539
Suppliers of machinery	17,220	42,650
Deposit from a customer	5,604	-
Accrued liabilities	883,236	680,304
	$956,391	$760,493

8.	NOTES PAYABLE

Notes payable at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Note payable to a bank, interest rate of 6.75% per annum, guaranteed by the director, due March 2007	$-	$27,050

Note payable to a financial institution, interest rate of 3.5% per annum, secured by motor vehicle of the Company, due March 2007	-	4,845

Note payable to a bank, interest rate of 6.5% per annum, guaranteed by the directors and related parties, due January 2008	10,874	-

Note payable to a bank, interest rate of 4.88% per annum, guaranteed by the directors and related parties, due December 2008	131,936	-

Note payable to a bank, interest rate of 6% per annum, guaranteed by the directors, related parties, third party and Company's available-for-sale securities, due December 2008	384,522	-
	527,332	31,895
Less: current maturities	527,332	31,895

Long-term portion	$-	$-

Interest expense for the year ended December 31, 2007 and 2006 were $7,096 and $7,186 respectively.

11

9.	COLLATERALIZED BANK ADVANCES

Collateralized bank advances at December 31, 2007 and 2006 consisted of the following:

	2007	2006

Manufacturing loan payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing facilities and due April 2008	$262,244	$-

Import loans payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing facilities and subsequently due April 2008	1,505,503	-

Factoring service payable to a bank, bank charges of 0.4% on invoice amount, granted by the Company's financing facilities and settled in January 2008	220,384	-

Trust receipts payable to a bank, interest rate of the bank's standard rate, granted by the Company's financing facilities and subsequently due January 2008	571,091	-

Trust receipts payable to a bank, interest rate of 1% per annum below the bank's standard bills finance rate, granted by the Company's financing facilities and subsequent due April 2008	875,549	-
	$3,434,771	$-

Collateralized bank advances charges for the year ended December 31, 2007 and 2006 were $32,370 and $16,522 respectively.

10.	INCOME TAX

Forests Global was incorporated in the United States and has incurred net operating loss for 2007 and 2006.

Red Triangles was incorporated in the BVI and under current law of the BVI, is not subject to tax on income.

Forests Manufacturing was incorporated in Hong Kong and is subject to Hong Kong profits tax which is computed according to the relevant laws and regulations in Hong Kong based on financial statements prepared in accordance with Hong Kong Financial Reporting Standards. According to the relevant laws and regulations in Hong Kong, the Company is subject to an applicable income tax rate of 17.5%.

Ease Dragon, was incorporated in Hong Kong and no provision for income tax expense is made as it does not have tax assessable income.

Forest Industry and Yima were incorporated in the PRC and no provision for income tax expense is made as they have not yet commenced business in 2007.

The income tax expenses for 2007 and 2006 are summarized as follows:

	2007	2006

Hong Kong profits tax	$80,595	$61,103
Deferred taxation	(7,117)	(5,745)
	$73,478	$55,358

12

A reconciliation of the provision for income taxes compared with the amount at the HK statutory tax rate was as follows:

	2007	2006

Tax at HK statutory income tax rate	$163,633	$96,564
Tax effect of income not taxable	(83,653)	(50,339)
Tax effect of expenses not deductible	4,669	9,133
Tax effect of one-off tax reduction	(3,205)	-
Over provision in previous year	(7,966)	-
Total income tax expenses	$73,478	$55,358

The principal components of deferred tax assets (liabilities) are as follows:

	2007	2006

Accelerated depreciation allowances	$3,423	$(3,706)

11.	COMMON STOCK

During 2006, the Company issued 21,840,000 shares of common stock to the stockholders of Red Triangles for 100% of equity interest in Red Triangles under a reorganization plan.

On June 1, 2007, the Company issued 150,000 shares and 100,000 shares of common stock for legal services and transfer agent services respectively. The stock was valued at its fair value of $0.1 per share, yielding an aggregate fair value of $25,000. The Company recognized expense of $7,500 during the year ended December 31, 2007 and recorded deferred stock compensation of $17,500 as of December 31, 2007 for these services.

On June 1, 2007, the Company issued 2,910,000 shares of common stock to 38 individuals for cash at $0.1 per share, totaling $291,000 which was fully paid in November 2007.

12.	RELATED PARTY TRANSACTIONS

The Company owed a related company $3,069 and $4,249 as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free.

Imputed interest is charged at 5% and 6% per annum in 2007 and 2006 respectively on the amounts owed. Total imputed interest recorded as additional paid-in capital amounted to $2,740 and $12,321 for years ended December 31, 2007 and 2006 respectively.

The Company was owed $50,000 and $273,066 by a director as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company was owed $178,554 and $993,328 by a related company as of December 31, 2007 and 2006 respectively for advances made on an unsecured basis, repayable on demand and interest free.

The Company purchased raw materials amounting to $157,574 and $189,254 from a related company during the years ended December 31, 2007 and 2006 respectively.

The Company paid rent amounting to $100,871 and $92,528 to a related company during the years ended December 31, 2007 and 2006 respectively.

13

13.	COMMITMENTS AND CONTINGENCIES
(A)	Employee benefits

The full time employees of the Company in the PRC are entitled to employee benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a Chinese government mandated multi-employer defined contribution plan. The Company is required to accrue for those benefits based on certain percentages of the employees’ salaries and make contributions to the plans out of the amounts accrued for medical and pension benefits. The total provision and contributions made for such employee benefits was $20,386 and $21,560 for the years ended December 31, 2007 and 2006, respectively. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees.

The Company contributes to a Mandatory Provident Fund plan which is available to all employees in HK. Contributions to the plan represent amounts payable at rates specified in the rules of the plan. The Company’s contributions to this plan are expensed as they fall due. The total provision and contributions made for such employee benefits was $13,844 and $12,655 for the years ended December 31, 2007 and 2006, respectively. The assets of this plan are held separately from those of the Company and managed by independent professional fund managers.

At the balance sheet date, the Company had a contingent liability in respect of possible future long service payments to those employees in Hong Kong who have worked for the Company for more than five years under the Hong Kong Employment Ordinance. The maximum possible amount of the payment is $11,007 and $9,729 as of December 31, 2007 and 2006, respectively.

(B)	Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $6,557, $8,406, $5,102, $4,871 and $27,134 per month which expire on June 30, 2008, June 30, 2009, August 15, 2009, December 31, 2009 and July 31, 2010 respectively.

As of December 31, 2007, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

2008	$78,689
2009	367,686
2010	841,144
$1,287,519
(C)	Cross unlimited guarantee

The Company has given a cross unlimited guarantee to a bank in respect of banking facilities granted to a third party customer to the extent of $6,921,391 and $5,658,102 for years ended December 31, 2007 and 2006 respectively. The third party customer has not utilized the banking facilities as at December 31, 2007 and 2006 and accordingly the Company is not liable for any potential claims against the cross guarantee. The facilities are subject to review annually.

(D)	Financial instruments commitments

The Company had a notional amount of $5 million or $10 million and $3 million or $6 million as of December 31, 2007 and $5 or $10 million as of December 31, 2006, respectively, of foreign currency forward exchange contracts outstanding, all of which were in United States dollars calculated by reference to RMB.

(E)	Capital commitments

As of December 31, 2007, the Company had capital commitments of $2,900,572 with a landlord for the purchase of land use rights and $462,775 for factory building design fee in Jian City, Jiangxi Province, the PRC.

14

14.	CONCENTRATIONS AND RISKS

During 2007 and 2006, 100% of the Company’s assets were located both in the PRC and Hong Kong.

The Company operates in one main business segment. The Company’s reported annual net sales reflect the revenue from the sale of Christmas decorations. The Company attributed sales to the region where the customers’ home office was located.

The geographical components of revenue are as follows:

	2007	2006
North America	30%	62%
Europe	24%	16%
Asia	41%	18%
South America	4%	3%
Rest of the world	1%	1%
	100%	100%

Approximately 70% of the Company’s net sales occurred in the third fiscal quarter of 2006 and 2007. The Company’s net sales are strongest in the third fiscal quarter due to increased shipments to meet year-end holiday season demand for the Company’s products.

The Company relied on two customers and sales to these customers were 0% and 0% of total sales for the year ended December 31, 2007 and 22% and 10% for the year ended December 31, 2006. At December 31, 2007 and 2006, accounts receivable from those customers totaled $166,025 and $148,601 respectively.

The Company relied on one supplier for its raw materials and purchases from this supplier for the year ended December 31, 2007 and 2006 was 34% and 26% of total purchases respectively. At December 31, 2007 and 2006, accounts payable to this supplier totaled $0 and $746,346 respectively.

15.	SUBSEQUENT EVENT

On May 6 and 28, 2008, the Company entered into a sale and purchase agreement to purchase two properties in Hong Kong for $4,229,739.

15

FORESTS GLOBAL INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2008	December 31, 2007
	Unaudited	Audited
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,295,748	$4,225,128
Restricted cash	128,194	256,348
Available-for-sale securities	817,159	888,649
Accounts receivable, net of allowances	1,715,044	1,275,665
Inventories, net	6,853,885	1,986,577
Due by a director	-	50,000
Due by a related company	100,691	178,554
Other current assets and prepaid expenses	1,362,390	1,637,126
Total Current Assets	12,273,111	10,498,047

LAND USE RIGHTS, NET	2,887,249	-

PROPERTY AND EQUIPMENT, NET	628,896	390,423

LONG TERM RESTRICTED CASH	-	128,174

DEFERRED TAX ASSETS	3,423	3,423

TOTAL ASSETS	$15,792,679	$11,020,067

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Cash overdraft	$1,004,319	$836,937
Accounts payable	4,321,671	1,414,390
Other payables and accrued liabilities	804,145	956,391
Notes payable	258,936	527,332
Collateralized bank advances	5,461,464	3,434,771
Due to a director	468,820	-
Due to a related company	3,069	3,069
Income tax payable	27,992	27,988
Total Current Liabilities	12,350,416	7,200,878

TOTAL LIABILITIES	12,350,416	7,200,878

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY
Preferred stock ($0.001 par value, 20,000,000 shares authorized and none issued and outstanding as of June 30, 2008 and
December 31, 2007)	-	-
Common stock ($0.001 par value, 100,000,000 shares authorized as of
June 30, 2008 and December 31, 2007 and 25,000,000
shares issued and outstanding as of June 30, 2008 and
December 31, 2007)	25,000	25,000
Additional paid-in capital	1,016,211	1,005,605
Deferred stock compensation	(13,750)	(17,500)
Retained earnings - unappropriated	2,266,973	2,587,400
Accumulated other comprehensive income	147,829	218,684
Total Stockholders' Equity	3,442,263	3,819,189

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$15,792,679	$11,020,067

The accompanying notes are an integral part of these financial statements

1

FORESTS GLOBAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME
(UNAUDITED)

	For the three months ended		For the six months ended
	June 30,		June 30,
	2008	2007	2008	2007

NET SALES	$4,176,739	$1,837,477	$4,542,595	$1,847,950

COST OF SALES	(3,057,363)	(3,375,813)	(3,690,215)	(3,827,980)

GROSS PROFIT (LOSS)	1,119,376	(1,538,336)	852,380	(1,980,030)

OPERATING EXPENSES
Selling and distribution expenses	3,125	3,415	16,720	7,278
Other general and administrative expenses	521,332	153,037	1,030,113	701,956
Depreciation and amortization	20,213	10,680	26,680	21,373
Total Operating Expenses	544,670	167,132	1,073,513	730,607

INCOME (LOSS) FROM OPERATIONS	574,706	(1,705,468)	(221,133)	(2,710,637)

OTHER INCOME (EXPENSES)
Other income	10,261	19,278	17,397	22,152
Gain (loss) on foreign currency forward
exchange contract	(19,273)	50,701	(10,395)	50,719
Management fee income	1,455	2,510	3,153	4,966
Interest and dividend income	12,189	505	33,432	22,233
Interest expenses	(78,418)	(25,671)	(142,880)	(36,989)
Total Other Income (Expenses)	(73,786)	47,323	(99,293)	63,081

INCOME (LOSS) FROM OPERATIONS BEFORE TAXES	500,920	(1,658,145)	(320,426)	(2,647,556)

INCOME TAX EXPENSE	-	-	-	-

NET INCOME (LOSS)	500,920	(1,658,145)	(320,426)	(2,647,556)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(7,958)	(233)	745	29,003
Unrealized (loss) gain on available-for-sale
securities, net of taxes	2,462	64,538	(71,600)	53,987

COMPREHENSIVE INCOME (LOSS)	$495,424	$(1,593,840)	$(391,281)	$(2,564,566)

Net income (loss) per share - basic and diluted	$0.02	$(0.07)	$(0.02)	$(0.11)

Weighted average number of shares outstanding
during the period - basic and diluted	25,000,000	22,893,333	25,000,000	22,366,667

The accompanying notes are an integral part of these financial statements

1
2

FORESTS GLOBAL INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	For the six months ended
	June 30, 2008	June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(320,426)	$(2,647,556)
Adjusted to reconcile net income to cash
used in operating activities:
Bad debts written off	148,227	-
Depreciation - cost of sales	73,282	82,730
Depreciation and amortization	26,680	21,373
Imputed interest expenses	10,606	1,338
Deferred stock compensation	3,750	-
Changes in operating assets and liabilities
(Increase) decrease in:
Accounts receivable	(587,661)	310,923
Inventories	(4,869,856)	(852,039)
Other current assets and prepaid expenses	275,160	(498,341)
Increase (decrease) in:
Accounts payable	2,908,766	248,638
Other payables and accrued liabilities	(152,486)	(161,016)
Collaterized bank advances	2,027,335	2,023,558
Net cash used in operating activities	(456,623)	(1,470,392)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(324,726)	(34,512)
Acquisition of land use rights	(2,902,745)	-
Restricted cash	256,540	194,192
Due by a related company	77,938	600,456
Due by a director	50,000	269,621
Net cash (used in) provided by investing activities	(2,842,993)	1,029,757

CASH FLOWS FROM FINANCING ACTIVITIES
Loan borrowed	-	126,730
Repayment of loans	(268,638)	(83,596)
Cash overdraft	167,347	390,872
Due to a director	469,125	199,693
Net cash provided by financing activities	367,834	633,699

EFFECT OF EXCHANGE RATES ON CASH	2,402	(1,095)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,929,380)	191,969
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,225,128	189,176
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,295,748	$381,145

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid for interest expenses	$132,274	$35,651

3

The accompanying notes are an integral part of these financial statements
FORESTS GLOBAL INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

NOTE 1 BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at June 30, 2008, the results of operations for the three and six months ended June 30, 2008 and 2007, and cash flows for the six months ended June 30, 2008 and 2007. The results for the three and six months ended June 30, 2008 are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 2008.

For further information, refer to the financial statements and footnotes of the Company for the years ended December 31, 2007 and 2006.

NOTE 2 ORGANIZATION

Forests Global Inc. (“Forests Global”) was incorporated in the State of Delaware on July 12, 2006. Red Triangles Group Limited (“Red Triangles”) was incorporated in the British Virgin Islands (“BVI”) on January 30, 2006 with an authorized capital of $50,000. Forests Manufacturing Limited (“Forests Manufacturing”) was incorporated in Hong Kong (“HK”) on April 23, 1999 with a registered capital of $644,909.

Forests Global Inc. and Red Triangles are investment holding companies and Forests Manufacturing’s principal activities are manufacture and sale of Christmas decorations.

On June 21, 2006, Red Triangles entered into an agreement with the stockholders of Forests Manufacturing to acquire 50% of equity interest of Forests Manufacturing at a cash consideration of $322,455. On August 3 2007, Red Triangles further acquired the remaining 50% at a cash consideration of $322,454.

On March 31, 2007, Red Triangles’ stockholders exchanged 100% of their ownership of Red Triangles for 21,840,000 shares of common stock of Forests Global under a reorganization plan.

On September 25, 2007, Forests Manufacturing acquired 100% of equity interest of Ease Dragon Holdings Limited (Ease Dragon) at a consideration of $0.13 for cash fully paid from a related party. Ease Dragon was incorporated in Hong Kong on December 8, 2006. The issued share capital of Ease Dragon was $0.13 and the principal activity is investment holding company.

On September 10, 2007, Ease Dragon established a wholly owned subsidiary, Jian City Yi Ma Industrial Company Limited (“Yima”). Yima was incorporated as a limited liability in the PRC with registered capital of $674,600. The principal activity is investment holding company.

On November 14, 2007, Ease Dragon and Yima established a limited liability company in the PRC, Jian City Forest Industry Corporation Limited (“Forest Industry”) in which Ease Dragon owned 90% and Yima owned 10% of the equity interest respectively. The registered capital of Forest Industry was $4,135,369 and the principal activity is the manufacture and sale of Christmas decorations.

As Forests Global, Red Triangles, Forests Manufacturing and Ease Dragon are under common control, the mergers between Red Triangles and Forests Manufacturing; Forests Global and Red Triangles and Forests Manufacturing and Ease Dragon were accounted for as reorganization of entities under common control. Accordingly, the operations of Red Triangles, Forests Manufacturing, Ease Dragon and Yima for the years ended December 31, 2007 and 2006 were included in the consolidated financial statements as if the transactions had occurred retroactively.

Forests Global, Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima are hereinafter referred to as (“the Company”)

4

NOTE 3 PRINCIPLES OF CONSOLIDATION

The accompanying unaudited condensed consolidated financial statements as of June 30, 2008 and 2007 include the financial statements of Forests Global and its 100% owned subsidiary Red Triangles, Forests Manufacturing, Ease Dragon, Forest Industry and Yima.

All significant inter-company balances and transactions have been eliminated in consolidation.

NOTE 4 LAND USE RIGHTS

Land use rights at June 30, 2008 and December 31, 2007 consisted of the following:

	Period ended	Year ended
	June 30, 2008	December 31, 2007

Land use rights, at cost	$2,901,037	$-
Less: accumulated amortization	(13,788)	-
Land use rights, net	$2,887,249	$-

Land use rights are stated at cost, less accumulated amortization and are amortized over the term of the relevant rights of 50 years from the date of acquisition.

The amortization expense for the six months ended June 30, 2008 and for the year ended December 31, 2007 was $13,788 and $0 respectively.

The land use rights were reviewed for impairment annually in accordance with Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets”.

NOTE 5 COLLATERALIZED BANK ADVANCES

Collateralized bank advances at June 30, 2008 and December 31, 2007 consisted of the following:

5

	Period ended	Year ended
	June 30, 2008	December 31, 2007

Manufacturing loans payable to a bank, interest rate of 1% per	$	$
annum below the best lending rate, granted by the Company's
financing facilities and subsequently due September 2008	2,785,138	262,244

Manufacturing loans payable to a bank, interest rate of 1% per annum below the bank's standard bills finance rate, granted by the Company's
financing facilities and subsequent due September 2008	1,675,267	-

Import loan payable to a bank, interest rate of 1% per annum below the bank's standard bills finance rate, granted by the Company's
financing facilities and due September 2008	340,689	-

Import loans payable to a bank, interest rate of 1% per annum below the best lending rate, granted by the Company's financing
facilities and subsequently due September 2008	273,984	1,505,503

Factoring service payable to a bank, bank charges of 0.5% on invoice amount, granted by the Company's financing facilities
and payable in October 2008	131,286	-

Factoring service payable to a bank, bank charges of 0.4% on invoice amount, granted by the Company's financing facilities
and settled in January 2008	-	220,384

Discounted bill payable to a bank, interest rates of of 1% per annum below the best lending rate, granted by the Company's
financing facilities and subsequently due September 2008	255,100	-

Trust receipts payable to a bank, interest rate of the bank's standard rate, granted by the Company's financing facilities
and settled in January 2008	-	571,091

Trust receipts payable to a bank, interest rate of 1% per annum below the bank's standard bills finance rate, granted by the Company's
financing facilities and settled April 2008	-	875,549
	5,461,464	3,434,771

Collateralized bank advances charges for the six months ended June 30, 2008 and for the year ended December 31, 2007 were $22,526 and $32,370 respectively.

NOTE 6 RELATED PARTY TRANSACTIONS

As of June 30, 2008, a related party owed the Company $100,691 for advances which are unsecured, interest-free and repayable on demand.

As of June 30, 2008, the Company owed a director and a related company $468,820 and $3,069 respectively for advances which are unsecured, free of interest payment and repayable on demand. Imputed interest is charged at 5% per annum on the amount due. Total imputed interest recorded as additional paid-in capital amounted to $10,606 and $1,338 for the six months ended June 30, 2008 and 2007, respectively.

The Company paid rent amounting to $79,716 and $79,555 to a related company during the six months ended June 30, 2008 and 2007 respectively.

NOTE 7 COMMITMENTS AND CONTINGENCIES

(A)  Operating leases commitments

The Company leases office, factory building and director quarter spaces from third parties and a related party under five operating leases. The lease payments were $8,414, $5,106, $4,875 and $27,159 per month which expire on June 30, 2009, August 15, 2009, December 31, 2009 and July 31, 2010 respectively.

As of June 30, 2008, the Company has outstanding commitments with respect to the above non-cancelable operating leases, which are due as follows:

6

2008	$-
2009	257,598
2010	678,818
$936,416

(B)  Cross unlimited guarantee

The Company has given a cross unlimited guarantee to two banks in respect of banking facilities granted to a third party customer to the extent of $6,845,833 and $9,396,553 for the six months ended June 30, 2008 and June 30, 2007 respectively. The third party customer has not utilized the banking facilities as at June 30, 2008 and 2007 and accordingly the Company is not liable for any potential claims against the cross guarantee. The facilities are subject to review annually.

(C)  Financial instruments commitments

The Company had a notional amount of $5 million or $10 million, $100,000 or $300,000, and $1 million or $3 million as of June 30, 2008 and $3 million or $6 million, $5 million or $10 million and $100,000 or $200,000 as of June 30, 2007, respectively, of foreign currency forward exchange contracts outstanding, the contracts were in US$ calculated by reference to Renminbi or Hong Kong Dollar.

(D)  Capital commitments

As of June 30, 2008, the Company had capital commitments of $4,230,417 for the purchases of 2 properties in Hong Kong, deposits amounted to $423,042 have been made.

NOTE 8 CONCENTRATIONS AND RISKS

During the six months ended June 30, 2008 and 2007, 100% of the Company’s assets were located both in the PRC and Hong Kong.

The Company operates in one main business segment. The Company’s reported annual net sales reflect the revenue from the sale of Christmas decorations. The Company attributed sales to the region where the customers’ home office was located.

The geographical components of revenue are as follows:

	2008	2007
North and South America	58%	28%
Europe	19%	41%
Asia	22%	29%
Rest of the world	1%	2%
	100%	100%

The Company relied on two customers for approximately $1,675,144 and $836,102 representing in aggregate 55.3% of sales for the six months ended June 30, 2008, and relied on three customers for approximately $581,694, $247,854, and $194,247 representing in aggregate 55.4% of sales for the six months ended June 30, 2007. At June 30, 2008 and 2007, accounts receivable from those customers totaled $0 and $589,907 respectively.

The Company relied on three suppliers for approximately $1,307,489, $827,795 and $761,015 representing in aggregate 40.1% of purchases for the six months ended June 30, 2008, and relied on three suppliers for approximately $1,078,850, $389,533 and $305,008 representing in aggregate 67.4% of purchases for the six months ended June 30, 2007. At June 30, 2008 and 2007, accounts payable to those suppliers totaled $1,617,668 and $1,614,345 respectively.

7

NOTE 9 COMMON STOCK

The Company recognized expense of $3,750 during the six months ended June 30, 2008 and recorded deferred stock compensation of $13,750 as of June 30, 2008 for these services.

On June 1, 2007, the Company issued 150,000 shares and 100,000 shares of common stock for legal services and transfer agent services respectively. The stock was valued at its fair value of $0.1 per share, yielding an aggregate fair value of $25,000. The Company recognized expense of $7,500 during the year ended December 31, 2007 and recorded deferred stock compensation of $17,500 as of December 31, 2007 for these services.

On June 1, 2007, the Company issued 2,910,000 shares of common stock to 38 individuals for cash at $0.1 per share, totaling $291,000 which was fully paid in November 2007.

NOTE 10 RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, FASB issued Statement 157, “Fair Value measurements”. This statement defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”). More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principal market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have an impact on the Company’s results of operations or financial condition.

In February 2007, the FASB issued Statement 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will become effective on January 1, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In December 2007, FASB issued Statement 160, “Noncontrolling Interests in Consolidated Financial Statement - an amendment of ARB No. 51”, which establishes accounting and reporting standards to improve the relevance, comparability, and transparency of financial information in its consolidated financial statements that include an outstanding noncontrolling interest in one or more subsidiaries. This will be effective for all full fiscal and interim periods beginning after December 15, 2008. The Company is currently evaluating the impact this new Standard, but believes that it will not have a material impact on the Company’s financial position.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161). This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows. SFAS 161 applies to all derivative instruments within the scope of SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) as well as related hedged items, bifurcated derivatives, and non derivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. We are currently evaluating the disclosure implications of this statement.

In May 2008, the FASB released SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that presented in conformity with generally accepted accounting principles in the United States of America. SFAS No. 162 will be effective 60 days following the SEC’s approval of the PCAOB amendments to AU Section 411, The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles. The Company does not believe SFAS 162 will have a significant impact on the Company’s consolidated financial statements.

8

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.

PROSPECTUS
FORESTS GLOBAL, INC.

Selling shareholders are offering up to 3,710,000 shares of common stock. The selling shareholders will offer their shares at $.10 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. The selling shareholders cannot acquire the shares underlying these warrants until our shares are quoted on the OTC Bulletin Board and will be sold thereafter at prevailing market prices or privately negotiated prices. We will not receive proceeds from the sale of shares from the selling shareholders.

We have paid all expenses for registering the securities for a cost currently estimated at $40,000.

Our common stock is not now listed on any national securities exchange, the NASDAQ stock market or the Over the Counter Bulletin Board.

Dealer Prospectus Delivery Obligation

Until _________ (90 days from the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II-INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF OFFICERS AND DIRECTORS

We are incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of the General Corporation Law of the State of Delaware (the “DGCL”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or other enterprise. The indemnity may include expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any persons who are, were or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reasons of the fact that such person is or was a director, officer, employee or agent of such corporation or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or another enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation with respect to such claim, issue or matter. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our Articles and/or By-Laws also provide for indemnification to the fullest extent permitted under Delaware law.

With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table is an itemization of all expenses, without consideration to future contingencies, incurred or expected to be incurred by our Corporation in connection with the issuance and distribution of the securities being offered by this prospectus. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Selling security holders will pay no offering expenses.

ITEM	AMOUNT
SEC Registration Fee*	20
Legal Fees and Expenses	40,000
Accounting Fees and Expenses*	45,000
Miscellaneous*	20,000
Total*	100,020
* Estimated Figure

RECENT SALES OF UNREGISTERED SECURITIES

During 2006, the Company issued 21,840,000 shares of common stock to the stockholders of Red Triangles for 100% of equity interest in Red Triangles under a reorganization plan. The aggregate price assigned to these shares was a nominal value of $0.1.

On June 1, 2007, the Company issued 150,000 shares and 100,000 shares of common stock for legal services and transfer agent services respectively. The stock was valued at its fair value of $0.1 per share, yielding an aggregate fair value of $25,000. The Company recognized expense of $7,500 during the year ended December 31, 2007 and recorded deferred stock compensation of $17,500 as of December 31, 2007 for these services.

On June 1, 2007, the Company issued 2,910,000 shares of common stock to 38 individuals for cash at $0.10 per share, totaling $291,000 which was fully paid in November 2007. All of the 38 individuals are non US residents.

The Company recognized expense of $3,750 during the three month ended June 30, 2008 and recorded deferred stock compensation of $13,750 as of June 30, 2008 for the services to two firms for legal and transfer agent services. These shares we assigned a price per share of $0.1 based upon normal services rate offered to similar issuers.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

With respect to the US sales, we relied upon Section 4(2) of the Securities Act of 1933, as amended for the above issuances. We believed that Section 4(2) was available because:

• None of these issuances involved underwriters, underwriting discounts or commissions;
• We placed restrictive legends on all certificates issued;
• No sales were made by general solicitation or advertising;
• Sales were made only to accredited investors or investors we had reason to believe possessed the knowledge and sophistication to understand the merits and risks of this investment; and
• All investors were personally known to our officers, directors, or their affiliates

We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed Regulation S required restrictive legends on all certificates issued;
•	No offers or sales of stock under the Regulation S offering were made to persons in the United States;
•	No direct selling efforts of the Regulation S offering were made in the United States.

EXHIBITS

Item 3

1	Articles of Incorporation of Forests Global, Inc.
2	By-laws of Forests Global, Inc.

Item 4

1	Form of common stock Certificate of the Forests Global, Inc. (1)

Item 5

1	Legal Opinion of Williams Law Group, P.A.

Item 10

1	Employment Agreement with Lai Li Liu

Item 22

1.	Certificate of Incorporation - Red Triangles Group Limited
2.	Certificate of Incorporation - Forests Manufacturing Ltd
3.	Certificate of Incorporation - Ease Dragon Holdings Limited
4.	Memorandum and Articles of Association - Jian City Yi Ma Industrial Company Limited *
5.	Memorandum and Articles of Association - Jian City Forest Industry Corporation Limited *

Item 23

1	Consent of CPA *
2	Consent of Williams Law Group, P.A. (included in Exhibit 5.1) *

All other Exhibits called for by Rule 601 of Regulation S-1or SK are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

* Filed herewith

UNDERTAKINGS

a.	The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this registration statement to be signed on our behalf by the undersigned, in Hong Kong on November 3, 2008.

Forests Global, Inc.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Title	Name	Date	Signature
Principal Executive Officer	William Tang	November 3, 2008	/s/ William Tang

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

SIGNATURE	NAME	TITLE	DATE
/s/ William Tang	William Tang	Director, Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer	November 3, 2008
/s/ Hau Keung Wong	Hau Keung Wong	Director	November 3, 2008